SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE		External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2006	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33-3.00011595

01.02 – HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20/ GR.1602 – PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2215-4901	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2215-7140	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME BENJAMIN STEINBRUCH
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 – CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7558	14 - FAX 3049-7519	15 – FAX -
16 - E-MAIL invrel@csn.com.br

01.04 – DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	1/1/2006	12/31/2006
2 – Next to last	1/1/2005	12/31/2005
3 – Last but two	1/1/2004	12/31/2004
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES		10 - CVM CODE 00385-9
11. TECHNICIAN IN CHARGE JOSÉ CARLOS MONTEIRO		12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 443.201.918-20

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2006	2 12/31/2005	3 12/31/2004
Paid-in Capital
1 – Common	272,068	272,068	286,917
2 – Preferred	0	0	0
3 – Total	272,068	272,068	286,917
Treasury Stock
4 – Common	14,655	13,886	10,024
5 – Preferred	0	0	0
6 – Total	14,655	13,886	10,024

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 106 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSF. AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	4/28/2006	Dividend	5/8/2006	Common	0.4967400000
02	AGO/E	4/28/2006	Interest on Own Capital	5/8/2006	Common	1.0077300000
03	RCA	6/23/2006	Dividend	6/30/2006	Common	1.6121900000
04	RCA	8/3/2006	Dividend	8/10/2006	Common	1.2936380000

01.09 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
3/29/2007

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
1	Total Assets	24,305,340	24,375,769	25,571,666
1.01	Current Assets	5,008,626	5,545,202	6,440,179
1.01.01	Cash and Cash Equivalents	71,389	73,034	47,411
1.01.02	Credits	2,280,776	2,625,732	2,885,749
1.01.02.01	Customers	1,428,866	1,772,853	1,696,794
1.01.02.01.01	Domestic Market	490,529	697,396	752,225
1.01.02.01.02	Foreign Market	1,007,972	1,146,408	1,011,376
1.01.02.01.03	Allowance for Doubtful Accounts	(69,635)	(70,951)	(66,807)
1.01.02.02	Sundry Credits	851,910	852,879	1,188,955
1.01.02.02.01	Employees	13,016	13,036	13,441
1.01.02.02.02	Suppliers	131,173	67,233	80,395
1.01.02.02.03	Recoverable Corporate Income Tax and Social Contribution	31,340	25,168	12,744
1.01.02.02.04	Deferred Income Tax	235,030	358,950	360,946
1.01.02.02.05	Deferred Social Contribution	82,962	80,843	48,426
1.01.02.02.06	Other Taxes	147,570	153,932	94,538
1.01.02.02.07	Proposed Dividends Receivable	198,304	140,924	28,727
1.01.02.02.08	Prepaid Corporate Income Tax and Social Contribution	0	0	497,195
1.01.02.02.09	Other Credits	12,515	12,793	52,543
1.01.03	Inventories	1,649,930	1,396,406	1,560,071
1.01.04	Others	1,006,531	1,450,030	1,946,948
1.01.04.01	Marketable Securities	517,474	1,422,761	1,909,866
1.01.04.02	Prepaid Expenses	41,950	27,269	30,413
1.01.04.03	Insurance Claimed	447,107	0	6,669
1.02	Non Current Assets	19,296,714	18,830,567	19,131,487
1.02.01	Long-Term Assets	1,778,635	1,516,617	1,379,361
1.02.01.01	Sundry Credits	826,803	646,515	630,810
1.02.01.01.01	Loans – Eletrobrás	31,551	26,084	29,804
1.02.01.01.02	Marketable Securities Receivable	144,204	79,172	44,472
1.02.01.01.03	Deferred Income Tax	417,046	410,391	442,482
1.02.01.01.04	Deferred Social Contribution	111,884	81,952	87,486
1.02.01.01.05	Other Taxes	122,118	48,916	26,566
1.02.01.02	Credits with Related Parties	282,653	195,436	117,227
1.02.01.02.01	In Associated and Related Companies	0	0	0
1.02.01.02.02	In Subsidiaries	282,653	195,436	117,227
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Others	669,179	674,666	631,324
1.02.01.03.01	Judicial Deposits	509,851	471,142	431,231
1.02.01.03.02	Marketable Securities	125,673	125,639	125,652
1.02.01.03.03	Prepaid Expenses	32,300	35,685	44,878
1.02.01.03.04	Others	1,355	42,200	29,563
1.02.02	Permanent Assets	17,518,079	17,313,950	17,752,126
1.02.02.01	Investments	5,309,209	5,098,885	5,450,044
1.02.02.01.01	In Associated /Related Companies	0	0	0
1.02.02.01.02	In Associated/Related Companies-Goodwill	0	0	0
1.02.02.01.03	In Subsidiaries	5,221,911	4,962,167	5,350,486
1.02.02.01.04	In Subsidiaries -Goodwill	87,298	136,718	99,558
1.02.02.01.05	Other Investments	0	0	0
1.02.02.02	Property, Plant and Equipment	12,031,793	12,020,165	12,092,187
1.02.02.02.01	In Operation, Net	11,250,457	11,524,199	11,824,377

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
1.02.02.02.02	In Construction	636,411	352,025	139,074
1.02.02.02.03	Land	144,925	143,941	128,736
1.02.02.03	Intangible Assets	0	0	0
1.02.02.04	Deferred	177,077	194,900	209,895

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
2	Total Liabilities	24,305,340	24,375,769	25,571,666
2.01	Current Liabilities	5,521,473	5,273,803	6,220,134
2.01.01	Loans and Financing	2,126,852	979,704	1,208,793
2.01.02	Debentures	36,240	661,920	44,943
2.01.03	Suppliers	1,404,537	1,149,504	557,090
2.01.04	Taxes and Contributions	385,694	305,526	956,069
2.01.04.01	Salaries and Social Contributions	54,634	59,903	55,432
2.01.04.02	Taxes Payable	204,580	119,143	639,144
2.01.04.03	Deferred Income Tax	93,000	93,000	192,274
2.01.04.04	Deferred Social Contribution	33,480	33,480	69,219
2.01.05	Dividends Payable	686,984	1,324,087	2,268,517
2.01.06	Provisions	20,645	13,289	3,608
2.01.06.01	Contingencies	53,584	40,451	15,051
2.01.06.02	Judicial Deposits	(32,939)	(27,162)	(11,443)
2.01.07	Debt with Related Parties	0	0	0
2.01.08	Others	860,521	839,773	1,181,114
2.01.08.01	Accounts Payable - Subsidiaries	683,099	687,347	1,038,379
2.01.08.02	Others	177,422	152,426	142,735
2.02	Non Current Liabilities	12,557,291	12,566,776	12,506,991
2.02.01	Long-Term Liabilities	12,557,291	12,566,776	12,506,991
2.02.01.01	Loans and Financing	5,419,156	6,587,731	6,635,135
2.02.01.02	Debentures	897,141	286,176	900,000
2.02.01.03	Provisions	5,667,992	5,212,880	4,478,829
2.02.01.03.01	Contingencies	3,773,113	3,192,954	2,323,709
2.02.01.03.02	Judicial Deposits	(108,627)	(143,021)	(140,893)
2.02.01.03.03	Deferred Income Tax	1,473,166	1,590,402	1,688,245
2.02.01.03.04	Deferred Social Contribution	530,340	572,545	607,768
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Others	573,002	479,989	493,027
2.02.01.06.01	Allowance for Loss on Investments	106,673	77,833	90,412
2.02.01.06.02	Accounts Payable – Subsidiaries	52,434	99,116	107,031
2.02.01.06.03	Provisions for Pension Funds	286,940	223,400	200,568
2.02.01.06.04	Others	126,955	79,640	95,016
2.02.02	Deferred Income	0	0	0
2.04	Shareholders’ Equity	6,226,576	6,535,190	6,844,541
2.04.01	Paid-Up Capital Stock	1,680,947	1,680,947	1,680,947
2.04.02	Capital Reserves	0	0	17,319
2.04.03	Revaluation Reserve	4,208,550	4,518,054	4,763,226
2.04.03.01	Own Assets	4,208,197	4,517,701	4,763,226
2.04.03.02	Subsidiaries/Associated and Related Companies	353	353	0
2.04.04	Profit Reserves	337,079	336,189	383,049
2.04.04.01	Legal	336,189	336,189	336,189
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	Unrealized Income	0	0	0
2.04.04.05	Profit Retentions	0	0	0

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
2.04.04.06	Special For Non-Distributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	890	0	46,860
2.04.04.07.01	From Investments	677,611	637,611	487,203
2.04.04.07.02	Treasury Stock	(676,721)	(637,611)	(440,343)
2.04.05	Accrued Profits/Losses	0	0	0
2.04.06	Advance for Future Capital Increase	0	0	0

03.01 – STATEMENTS OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 1/1/2006 to 12/31/2006	4 – 1/1/2005 to 12/31/2005	5 – 1/1/2004 to 12/31/2004
3.01	Gross Revenue from Sales and/or Services	8,743,881	10,147,678	10,128,511
3.02	Deductions from Gross Revenue	(1,754,622)	(1,973,701)	(1,994,019)
3.03	Net Revenue from Sales and/or Services	6,989,259	8,173,977	8,134,492
3.04	Cost of Goods and/or Services Sold	(4,780,880)	(4,448,925)	(4,063,033)
3.04.01	Depreciation and Amortization	(774,637)	(759,235)	(686,655)
3.04.02	Others	(4,006,243)	(3,689,690)	(3,376,378)
3.05	Gross Income	2,208,379	3,725,052	4,071,459
3.06	Operating Income/Expenses	(715,958)	(1,147,019)	(1,078,363)
3.06.01	Selling	(254,036)	(268,396)	(264,712)
3.06.01.01	Depreciation and Amortization	(9,544)	(8,359)	(7,882)
3.06.01.02	Others	(244,492)	(260,037)	(256,830)
3.06.02	General and Administrative	(249,772)	(211,146)	(240,958)
3.06.02.01	Depreciation and Amortization	(14,292)	(15,759)	(21,914)
3.06.02.02	Others	(235,480)	(195,387)	(219,044)
3.06.03	Financial	(826,473)	(310,515)	(831,703)
3.06.03.01	Financial Income	(527,706)	(303,174)	(211,938)
3.06.03.02	Financial Expenses	(298,767)	(7,341)	(619,765)
3.06.03.02.01	Exchange and Monetary Variation, net	707,922	923,530	540,752
3.06.03.02.02	Financial Expenses	(1,006,689)	(930,871)	(1,057,338)
3.06.03.02.03	Amortization of Deferred Exchange Variation	0	0	(103,179)
3.06.04	Other Operating Income	764,007	28,711	70,762
3.06.05	Other Operating Expenses	(314,067)	(10,984)	(235,942)
3.06.06	Equity Pick-up	164,383	(374,689)	424,190
3.07	Operating Income	1,492,421	2,578,033	2,993,096
3.08	Non-Operating Income	17,887	(6,292)	(17,694)
3.08.01	Income	201,555	4	6
3.08.02	Expenses	(183,668)	(6,296)	(17,700)
3.09	Income before Taxes and Participation	1,510,308	2,571,741	2,975,402
3.10	Provision for Income Tax and Social Contribution	(400,231)	(953,861)	(784,110)
3.11	Deferred Income Tax	59,289	260,878	(46,295)
3.11.01	Deferred Income Tax	(11,013)	163,032	(54,950)
3.11.02	Deferred Social Contribution	70,302	97,846	8,655
3.12	Statutory Interests/Contributions	0	0	0
3.12.01	Participations	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0
3.15	Income/Loss for the Year	1,169,366	1,878,758	2,144,997
	No. SHARES, EX-TREASURY (in thousands)	257,413	258,182	276,893
	EARNINGS PER SHARE (in reais)	4.54276	7.27687	7.74666
	LOSS PER SHARE (in reais)

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2006 to 12/31/2006	4 –1/1/2005 to 12/31/2005	5 – 1/1/2004 to 12/31/2004
4.01	Sources	4,346,654	5,281,436	7,622,685
4.01.01	Of Operations	1,418,290	2,118,718	2,589,275
4.01.01.01	Income/Loss for the Year	1,169,366	1,878,758	2,144,997
4.01.01.02	Amounts not Affecting Working Capital	248,924	239,960	444,278
4.01.01.02.01	Long-term exchange and monetary variations	(209,190)	(1,010,185)	(411,321)
4.01.01.02.02	Equity in the earnings of subsidiaries	(164,383)	374,689	(424,190)
4.01.01.02.03	Permanent Assets Write-off	(9,240)	8,527	15,374
4.01.01.02.04	Depreciation / Depletion / Amortization	798,473	783,353	716,451
4.01.01.02.05	Deferred Exchange Variation Amortization	0	0	103,179
4.01.01.02.06	Deferred Income Tax and Social Contribution	(181,091)	(95,442)	52,804
4.01.01.02.07	Provision for PIS/COFINS/CPMF Contingencies	(41,413)	164,140	132,972
4.01.01.02.08	Actuarial Liability	63,540	22,832	63,853
4.01.01.02.09	Others	(7,772)	(7,954)	195,156
4.01.02	From Shareholders	0	0	0
4.01.03	From Third Parties	2,928,364	3,162,718	5,033,410
4.01.03.01	Inflow of long-term loans and financing	1,256,969	1,937,650	2,730,685
4.01.03.02	Issuance of Debentures	600,000	0	0
4.01.03.03	Decrease in Other Receivables	301,775	354,424	1,648,234
4.01.03.04	Increase in Other Liabilities – Income tax/ social contribution	373,837	702,545	578,293
4.01.03.05	Subsidiaries’ Proposed Dividends/Interest on Own Capital	202,770	168,099	28,727
4.01.03.06	Recovery of Loss Claimed	193,013	0	0
4.01.03.07	Others	0	0	47,471
4.02	Applications	5,130,901	5,230,081	8,358,564
4.02.01	Investments	212,766	204,089	1,905,718
4.02.02	Property, Plant and Equipment	970,245	654,930	378,788
4.02.03	Deferred	42,181	45,361	44,561
4.02.04	Interest on Own Capital and Dividends	1,433,262	1,324,087	2,303,045
4.02.05	Treasury Stock	39,110	864,375	440,343
4.02.06	Transf. of loan and financing to short-term	1,719,579	1,545,619	2,003,709
4.02.07	Increase in Long-Term Assets	323,041	273,116	197,733
4.02.08	Decrease in Other Long-Term Liabilities	390,717	318,504	1,084,667
4.02.09	Others	0	0	0
4.03	Increase/Decrease in the Working Capital	(784,247)	51,355	(735,879)
4.04	Changes in Current Assets	(536,577)	(894,976)	932,510
4.04.01	Current Assets at the Beginning of the Year	5,545,203	6,440,179	5,507,669
4.04.02	Current Assets at the End of the Year	5,008,626	5,545,203	6,440,179
4.05	Changes in Current Liabilities	247,670	(946,331)	1,668,389
4.05.01	Current Liabilities at the Beginning of the Year	5,273,803	6,220,134	4,551,745
4.05.02	Current Liabilities at the End of the Year	5,521,473	5,273,803	6,220,134

05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	1,680,947	0	4,518,054	336,189	0	6,535,190
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	(280,508)	0	303,756	23,248
5.04.01	Of Own Assets Net of Income Tax and Social Contribution	0	0	(280,508)	0	280,508	0
5.04.02	Debentures in the Market	0	23,248	0	0	0	23,248
5.04.03	Allocation of Debentures Redemption to Treasury Stock	0	(23,248)	0	0	23,248	0
5.05	Treasury Stock	0	0	0	(39,110)	0	(39,110)
5.06	Income/Loss for the Year	0	0	0	0	1,338,775	1,338,775
5.07	Allocations	0	0	0	40,000	(1,642,671)	(1,602,671)
5.07.01	Prepaid Dividends	0	0	0	0	(748,000)	(748,000)
5.07.02	Proposed Dividends and Interest on Own Capital	0	0	0	0	(854,671)	(854,671)
5.07.03	Investment Reserve	0	0	0	40,000	(40,000)	0
5.08	Others	0	0	(28,996)	0	140	(28,856)
5.08.01	Write-off of Interest on Own Capital Lapsed	0	0	0	0	140	140
5.08.02	Reversal of Revaluation CTE II Net of Income Tax and Social Contribution	0	0	(28,996)	0	0	(28,996)
5.09	Ending Balance	1,680,947	0	4,208,550	337,079	0	6,226,576

05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2005 TO 12/31/2005 (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	1,680,947	17,319	4,763,226	383,049	0	6,844,541
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	(245,172)	0	245,525	353
5.04.01	Of Own Assets, Net of Income Tax and Social Contribution	0	0	(245,525)	0	0	(245,525)
5.04.02	Reversal of Own Assets Revaluation Reserve	0	0	0	0	245,525	245,525
5.04.03	Revaluation of Subsidiaries’ Assets Net of Income Tax and Social Contribution	0	0	353	0	0	353
5.05	Treasury Stock	0	(17,319)	0	(684,471)	(162,585)	(864,375)
5.06	Income/Loss for the Year	0	0	0	0	1,878,758	1,878,758
5.07	Allocations	0	0	0	637,611	(1,961,698)	(1,324,087)
5.07.01	Proposed Dividends and Interest on Own Capital	0	0	0	0	(1,324,087)	(1,324,087)
5.07.02	Investment Reserve	0	0	0	637,611	(637,611)	0
5.08	Others	0	0	0	0	0	0
5.09	Ending Balance	1,680,947	0	4,518,054	336,189	0	6,535,190

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2004 TO 12/31/2004 (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	1,680,947	17,319	5,008,072	736,594	0	7,442,932
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Stock Capital	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	(244,846)	0	244,846	0
5.05	Treasury Stock	0	0	0	(440,343)	0	(440,343)
5.06	Income/Loss for the Year	0	0	0	0	2,144,997	2,144,997
5.07	Allocations	0	0	0	86,798	(2,389,843)	(2,303,045)
5.07.01	Legal Reserve	0	0	0	86,798	(86,798)	0
5.07.02	Prepaid Dividends	0	0	0	0	(35,000)	(35,000)
5.07.03	Proposed Dividends and Interest on Own Capital	0	0	0	0	(2,268,045)	(2,268,045)
5.07.04	Reserve for Investments	0	0	0	0	0	0
5.08	Others	0	0	0	0	0	0
5.09	Ending Balance	1,680,947	17,319	4,763,226	383,049	0	6,844,541

06.01 – CONSOLIDATED BALANCE SHEETS – ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
1	Total Assets	25,028,301	24,245,857	24,539,278
1.01	Current Assets	7,927,762	8,164,081	8,608,514
1.01.01	Cash and Cash Equivalents	167,288	135,185	109,485
1.01.02	Credits	2,363,915	2,371,236	2,615,241
1.01.02.01	Customers	1,292,291	1,366,047	1,140,136
1.01.02.01.01	Domestic Market	765,612	879,153	914,870
1.01.02.01.02	Foreign Market	635,920	588,098	311,853
1.01.02.01.03	Allowance for Doubtful Accounts	(109,241)	(101,204)	(86,587)
1.01.02.02	Sundry Credits	1,071,624	1,005,189	1,475,105
1.01.02.02.01	Employees	14,029	13,917	14,231
1.01.02.02.02	Suppliers	151,284	86,381	87,551
1.01.02.02.03	Recoverable Corporate Income Tax and Social Contribution	41,739	32,428	21,454
1.01.02.02.04	Deferred Income Tax	317,042	405,034	440,589
1.01.02.02.05	Deferred Social Contribution	112,588	98,105	77,090
1.01.02.02.06	Other Taxes	325,024	254,980	167,674
1.01.02.02.07	Prepaid Corporate Income Tax and Social Contribution	0	38,429	529,270
1.01.02.02.08	Other Credits	109,918	75,915	137,246
1.01.03	Inventories	2,435,281	1,907,462	2,276,027
1.01.04	Others	2,961,278	3,750,198	3,607,761
1.01.04.01	Marketable Securities	2,455,813	3,709,753	3,561,720
1.01.04.02	Prepaid Expenses	58,358	40,445	39,372
1.01.04.03	Insurance Claimed	447,107	0	6,669
1.02	Non-Current Assets	17,100,539	16,081,776	15,930,764
1.02.01	Long-Term Assets	1,927,316	1,861,190	1,617,875
1.02.01.01	Sundry Credits	1,025,275	867,197	880,684
1.02.01.01.01	Loans – ELETROBRÁS	32,227	26,425	30,145
1.02.01.01.02	Marketable Securities Receivable	260,855	202,718	204,241
1.02.01.01.03	Deferred Income Tax	437,005	447,679	475,970
1.02.01.01.04	Deferred Social Contribution	119,155	95,459	99,572
1.02.01.01.05	Other Taxes	176,033	94,916	70,756
1.02.01.02	Credits with Related Parties	0	63,258	25,968
1.02.01.02.01	With Associated and Related Companies	0	0	0
1.02.01.02.02	With Subsidiaries	0	63,258	25,968
1.02.01.02.03	With Other Related Parties	0	0	0
1.02.01.03	Others	902,041	930,735	711,223
1.02.01.03.01	Judicial Deposits	519,964	471,144	446,936
1.02.01.03.02	Prepaid Expenses	80,669	92,275	81,114
1.02.01.03.03	Marketable Securities	143,123	254,262	90,159
1.02.01.03.04	Others	158,285	113,054	93,014
1.02.02	Permanent Assets	15,173,223	14,220,586	14,312,889
1.02.02.01	Investments	957,674	270,745	292,649
1.02.02.01.01	In Associated/Related Companies	0	0	0
1.02.02.01.02	In Associated/Related Companies-Goodwill	0	0	0
1.02.02.01.03	In Subsidiaries	0	0	0

06.01 – CONSOLIDATED BALANCE SHEETS – ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
1.02.02.01.04	In Subsidiaries –Goodwill	277,465	269,449	291,815
1.02.02.01.05	Other Investments	680,209	1,296	834
1.02.02.02	Property, Plant and Equipment	13,948,261	13,638,200	13,666,803
1.02.02.02.01	In Operation, Net	12,971,477	13,051,394	13,318,101
1.02.02.02.02	In Construction	792,907	424,038	198,713
1.02.02.02.03	Land	183,877	162,768	149,989
1.02.02.03	Intangible Assets	0	0	0
1.02.02.04	Deferred	267,288	311,641	353,437

06.02 – CONSOLIDATED BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
2	Total Liabilities	25,028,301	24,245,857	24,539,278
2.01	Current Liabilities	4,317,780	4,792,540	6,149,866
2.01.01	Loans and Financing	994,904	758,976	1,684,571
2.01.02	Debentures	85,583	705,517	87,884
2.01.03	Suppliers	1,568,331	1,261,690	760,466
2.01.04	Taxes and Contributions	624,486	452,689	1,061,570
2.01.04.01	Salaries and Social Contributions	91,095	85,385	79,407
2.01.04.02	Taxes Payable	406,911	240,824	720,670
2.01.04.03	Deferred Income Tax	93,000	93,000	192,274
2.01.04.04	Deferred Social Contribution	33,480	33,480	69,219
2.01.05	Dividends Payable	686,984	1,324,087	2,268,517
2.01.06	Provisions	21,871	18,765	3,354
2.01.06.01	Contingencies	54,810	61,032	17,149
2.01.06.02	Judicial Deposits	(32,939)	(42,267)	(13,795)
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Others	335,621	270,816	283,504
2.02	Non-Current Liabilities	14,586,377	12,980,876	11,734,144
2.02.01	Long-term Liabilities	14,581,085	12,974,795	11,656,348
2.02.01.01	Loans and Financing	7,349,138	6,908,495	5,621,644
2.02.01.02	Debentures	995,679	425,517	1,075,593
2.02.01.03	Provisions	5,766,286	5,253,888	4,583,764
2.02.01.03.01	Contingencies	3,877,086	3,250,526	2,439,300
2.02.01.03.02	Judicial Deposits	(134,372)	(159,585)	(151,574)
2.02.01.03.03	Deferred Income Tax	1,487,932	1,590,402	1,688,270
2.02.01.03.04	Deferred Social Contribution	535,640	572,545	607,768
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Others	469,982	386,895	375,347
2.02.01.06.01	Provision for Private Pension	286,940	223,400	200,568
2.02.01.06.02	Others	183,042	163,495	174,779
2.02.02	Deferred Income	5,292	6,081	77,796
2.03	Non-Controlling Shareholders’ Interest	0	0	0
2.04	Shareholders’ Equity	6,124,144	6,472,441	6,655,268
2.04.01	Paid-Up Capital	1,680,947	1,680,947	1,680,947
2.04.02	Capital Reserve	0	0	17,319
2.04.03	Revaluation Reserve	4,208,550	4,518,054	4,763,226
2.04.03.01	Own Assets	4,208,197	4,517,701	4,763,226
2.04.03.02	Subsidiaries/Associated and Related Companies	353	353	0
2.04.04	Profit Reserves	234,647	273,440	193,776
2.04.04.01	Legal From Investments	336,189	336,189	336,189
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	Unrealized Income	0	0	0
2.04.04.05	Profit Retention	0	0	0
2.04.04.06	Special For Non-Distributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	(101,542)	(62,749)	(142,413)
2.04.04.07.01	Investments	677,611	637,611	487,203

06.02 – CONSOLIDATED BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
2.04.04.07.02	Treasury Stock	(676,721)	(637,611)	(440,343)
2.04.04.07.03	Unrealized Income	(102,432)	(62,749)	(189,273)
2.04.05	Accrued Profits/Losses	0	0	0
2.04.06	Advance for Future Capital Increase	0	0	0

07.01 – CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 1/01/2006 to 12/31/2006	4 – 1/1/2005 to 12/31/2005	5 – 1/1/2004 to 12/31/2004
3.01	Gross Revenue from Sales and/or Services	11,265,137	12,283,464	12,250,641
3.02	Deductions from Gross Revenue	(2,224,768)	(2,245,877)	(2,451,072)
3.03	Net Revenue from Sales and/or Services	9,040,369	10,037,587	9,799,569
3.04	Cost of Goods and/or Services Sold	(5,988,785)	(5,468,263)	(4,997,244)
3.04.01	Depreciation and Amortization	(909,314)	(870,314)	(781,572)
3.04.02	Others	(5,079,471)	(4,597,949)	(4,215,672)
3.05	Gross Income	3,051,584	4,569,324	4,802,325
3.06	Operating Income/Expenses	(1,383,645)	(1,687,355)	(1,996,306)
3.06.01	Selling	(476,343)	(577,226)	(503,433)
3.06.01.01	Depreciation and Amortization	(10,809)	(9,990)	(8,986)
3.06.01.02	Others	(465,534)	(567,236)	(494,447)
3.06.02	General and Administrative	(376,476)	(322,511)	(348,101)
3.06.02.01	Depreciation and Amortization	(41,270)	(43,791)	(47,518)
3.06.02.02	Others	(335,206)	(278,720)	(300,583)
3.06.03	Financial	(899,525)	(761,174)	(921,914)
3.06.03.01	Financial Income	(14,402)	463,859	(38,014)
3.06.03.02	Financial Expenses	(885,123)	(1,225,033)	(883,900)
3.06.03.02.01	Exchange and Monetary Variation, net	471,707	132,480	341,566
3.06.03.02.02	Financial Expenses	(1,356,830)	(1,357,513)	(1,112,850)
3.06.03.02.03	Amortization of Deferred Exchange Variation	0	0	(112,616)
3.06.04	Other Operating Income	805,945	55,836	122,795
3.06.05	Other Operating Expenses	(349,737)	(27,110)	(299,648)
3.06.06	Equity Pick-up	(87,509)	(55,170)	(46,005)
3.07	Operating Income	1,667,939	2,881,969	2,806,019
3.08	Non-Operating Income	19,066	(7,372)	(1,228)
3.08.01	Income	222,247	33,497	17,538
3.08.02	Expenses	(203,181)	(40,869)	(18,766)
3.09	Income before Taxes and participation	1,687,005	2,874,597	2,804,791
3.10	Provision for Income Tax and Social Contribution	(604,919)	(1,092,907)	(871,596)
3.11	Deferred Income Tax	85,439	223,592	48,593
3.11.01	Deferred Income Tax	8,151	135,581	15,691
3.11.02	Deferred Social Contribution	77,288	88,011	32,902
3.12	Statutory Interest/Contributions	0	0	0
3.12.01	Participations	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0
3.14	Non-Controlling Shareholders’ Interest	0	0	0
3.15	Income/Loss for the Year	1,167,525	2,005,282	1,981,788
	No. SHARES, EX-TREASURY (in thousands)	257,413	258,182	276,893
	EARNINGS PER SHARE (in reais)	4.53561	7.76693	7.15723
	LOSS PER SHARE (in reais)

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
4.01	Sources	5,967,596	6,484,019	7,581,587
4.01.01	Of Operations	1,991,715	2,438,183	3,156,931
4.01.01.01	Income/Loss for the Year	1,167,525	2,005,282	1,981,788
4.01.01.02	Amounts not Affecting Working Capital	824,190	432,901	1,175,143
4.01.01.02.01	Long-term Monetary and Exchange Variations	(152,114)	(614,141)	(325,657)
4.01.01.02.02	Equity Pick-Up	87,509	55,170	46,005
4.01.01.02.03	Permanent Assets Write-off	16,379	34,616	17,841
4.01.01.02.04	Depreciation /Amortization/Depletion	961,393	924,094	838,075
4.01.01.02.05	Deferred Exchange Variation Amortization	0	0	112,616
4.01.01.02.06	Deferred Income Tax and Social Contribution	(137,458)	(100,688)	49,018
4.01.01.02.07	Provision for PIS/COFINS/CPMF contingencies	(10,052)	133,350	132,972
4.01.01.02.08	Provision for Actuarial Liability	63,540	22,832	63,589
4.01.01.02.09	Deferred Income Variation	(789)	(23,402)	22,986
4.01.01.02.10	Others	(4,218)	1,070	217,698
4.01.02	From Shareholders	0	0	0
4.01.03	From Third Parties	3,975,881	4,045,836	4,424,656
4.01.03.01	Inflow of Long-Term Loans and Financing	1,631,358	2,947,967	2,918,565
4.01.03.02	Issuance of Debentures	600,000	0	0
4.01.03.03	Decrease in Other Receivables	504,378	304,261	492,462
4.01.03.04	Increase in Other Liabilities – Income Tax/Social Contribution	1,047,132	793,608	618,506
4.01.03.05	Subsidiaries’ Proposed Dividends/Interest on Own Capital	0	0	0
4.01.03.06	Recovery of Loss Claimed	193,013	0	0
4.01.03.07	Others	0	0	395,123
4.02	Applications	5,729,155	5,571,126	7,355,801
4.02.01	Investments	772,520	81,690	139,821
4.02.02	Property, Plant and Equipment	1,450,157	888,587	1,374,996
4.02.03	Deferred	45,117	46,664	154,029
4.02.04	Interest on Own Capital and Dividends	1,433,262	1,324,087	2,303,045
4.02.05	Treasury Stock	39,110	864,375	440,343
4.02.06	Transf. of loans and financing to short term	1,285,314	1,643,503	2,205,871
4.02.07	Increase in Long-Term Assets	322,955	371,795	525,360
4.02.08	Decrease in Other Long-Term liabilities	380,720	350,425	212,336
4.03	Increase/Decrease in the Working Capital	238,441	912,893	225,786
4.04	Changes in Current Assets	(236,319)	(444,433)	1,833,134
4.04.01	Current Assets at the Beginning of the Year	8,164,081	8,608,514	6,775,380
4.04.02	Current Assets at the End of the Year	7,927,762	8,164,081	8,608,514
4.05	Changes in Current Liabilities	(474,760)	(1,357,326)	1,607,348
4.05.01	Current Liabilities at the Beginning of the Year	4,792,540	6,149,866	4,542,518
4.05.02	Current Liabilities at the End of the Year	4,317,780	4,792,540	6,149,866

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE		External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2006	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To
The Shareholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.
We have audited the individual and consolidated balance sheets of Companhia Siderúrgica Nacional and its subsidiaries as of December 31, 2006 and 2005 and the related statements of income, changes in shareholders’ equity (parent company) and changes in financial position for the years then ended, prepared under the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements.

2.
Our audits were conducted in accordance with auditing standards in Brazil, and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed and; (c) evaluating the most significant accounting practices followed and estimates made by Management, as well as the presentation of financial statements taken as a whole.

3.
In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the equity and financial position, individual and consolidated of Companhia Siderúrgica Nacional and its subsidiaries as of December 31, 2006 and 2005, the results of their operations, the changes in their shareholders’ equity (parent company) and the changes in their financial position for the years then ended, in accordance with accounting practices followed in Brazil.

4.
Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph (1) above, taken as a whole. The statements of cash flow and the statement of value-added, parent company and consolidated, are disclosed for the purpose of allowing additional analyses on the Company, and are not required by the accounting practices followed in Brazil. This information was audited according to the same audit procedures mentioned in paragraph (2) above and, in our opinion, these supplementary statements are fairly stated, in all material respects, in relation to the financial statements mentioned in paragraph (1) for the years ended on December 31, 2006 and 2005, taken as a whole.

5.
As commented in Note 22, on January 22, 2006 an accident involving the blast furnace III occurred, causing the stoppage of such equipment during the entire first semiannual period of the year. The Company, maintaining insurance policy related to loss of profits and property damages covered by indemnification, requested the recovery of losses incurred by such casualty. Likewise, the Company, based on calculations, which were confirmed by experts engaged by the insurance companies, recognized under item “Other Operating Revenues” up to December 31, 2006, the amount resulting from minimum estimate of loss of profit indemnification of R$730 million and under item “Non-Operating Income” the amount of R$19 million for the recovery of property damages. Up to December 31, 2006, the Company had received as advances on the part of insurance companies, the approximate amount of R$476 million. On the other hand, in the subsequent period to the closing of financial statements, until January 2007, a further amount of R$39 million was received as advances related to the settlement of the indemnification.

Rio de Janeiro, March 29, 2007.

Deloitte Touche Tohmatsu Auditores Independentes
CRC 2SP 011.609/O -8 “F” RJ
José Carlos Monteiro
Accountant CRC 1SP 100.597/O -2 “S” RJ

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE		External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2006	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

1. MESSAGE FROM THE CHAIRMAN

The year of 2006 was marked by a series of momentous challenges and once again CSN demonstrated its extraordinary resilience, overcoming adversities with enthusiasm, determination and transparency.

The year began with the impact of accident to Blast Furnace 3 in Volta Redonda, which accounts for more than 70% of our steel production capacity. Nevertheless, we still managed to record exceptionally healthy operating and financial results.

We took immediate steps to ensure that our clients did not suffer any product delivery problems by importing slabs from third parties. Although this had an adverse impact on our costs, given that our own slabs are the most cost-competitive in the world.

Even in such a challenging scenario, CSN’s crude steel production still reached 3.5 million tones. We also consolidated our domestic-market leadership in the higher added-value coated steel segment.

We posted an annual net income of R1.168 billion and cash flow, measured by EBITDA, of R$3.82 billion. The EBITDA margin, adjusted for the receipt of lost earnings, stood at 42.3%, ensuring that we retained our position as the world’s most profitable integrated steelmaker.

We were also the Brazilian Company that paid the most, in terms of dividends per share, to its shareholders in 2006, distributing more than R$2 billion in dividends and interest on equity.

We invested around R$1.5 billion last year in expanding iron ore output at the Casa de Pedra mine in Minas Gerais, in enlarging the port of Itaguaí, in Rio de Janeiro, in MRS and in maintenance of the Compamy’s plants.

The offers we have made to acquire strategic assets in Europe and the US are also part of this strategy. The idea is to increase slab production in Brazil, at extremely attractive costs. Output will then be exported to CSN companies in these regions, where they will be rolled, transformed into high added-value steel products of exemplary quality and sold. As result, we expect to generate substantially higher returns than those of our future competitors in these exceptionally important markets.

The construction of our new cement plant is also moving ahead as planned; all the necessary equipment has been ordered and we expect to be offering the Brazilian construction industry yet another product guaranteed by the CSN seal of quality. I

The long steel project is underway in Volta Redonda (RJ), with conclusion expected for 2008.

CSN’s share closed 2006 with an annual appreciation of 45%, as compared to 33% rise of the Ibovespa. The outlook for 2007 is very favorable since the very first quarter.

Our investors are well aware that the present time is one of solid results, they are even more confident regarding the Company’s future and CSN will do everything possible to ensure they are not disappointed.

BENJAMIN STEINBRUCH
Chairman of the Board of Directors

2. THE COMPANY

CSN is a highly integrated company whose carbon steel operations cover the entire production chain, from the mining of iron ore to the final delivery of steel slabs, sheets, coils and packaging. It also has interests in railways, port terminals and power generation. Founded in 1941 by the Getúlio Vargas government, it began operations in 1946 as Brazil’s first flat steel producer, paving the way for the implantation of the national automotive sector. Privatized in 1993, it was entirely restructured, becoming one of the world’s most competitive and profitable steelmakers. Currently, it focuses on four key areas: mining, steel, logistics and cement.

This integrated production system, allied to top-quality management, ensures that production costs are among the lowest in the global steel sector. In addition, CSN’s market capitalization at the close of 2006 was among the 15 highest for steelmakers worldwide.

2.1 MINING

The iron ore market remained buoyant throughout 2006. Growing demand, both in Brazil and abroad, especially in China, sent prices up to record heights. As a result, the great challenge facing sector firms at the moment is to ensure sufficient supply capacity to meet their clients’ needs. Output was sold as soon as it was produced and this scenario looks set to continue for some years.

This favorable climate both sustains and strengthens CSN’s strategic plan, which aims to triple iron ore production by the end of the decade. The project will absorb around US$ 1.5 billion and includes the construction of a pelletizing plant and ship loading infrastructure in the port of Itaguaí, in Rio de Janeiro.

Casa de Pedra

With proven reserves of more than 1.6 billion tonnes of iron ore, verified by the international consulting firm, Golder Associates, the Casa de Pedra mine, located in Congonhas, in the state of Minas Gerais, has a current production capacity of 16 million tonnes per year.

Arcos

The Bocaina quarry in Arcos (also in Minas Gerais) has an annual production capacity of 4 million tonnes of limestone and dolomite, which are used as fluxes in the steel reduction process. In 2006, the facility turned out 1.3 million tonnes of these inputs for the blast furnaces in the Volta Redonda steelworks. The quarry will also be supplying non-steel-grade-limestone for the production of clinker, which CSN will use as the raw material for its new cement project, adding yet another activity to boost competitiveness and profitability.

Ersa

Estanho de Rondônia S.A. (ERSA) comprises the Santa Bárbara tin mine in Itapuã do Oeste, and a smelting plant in Ariquemes, both in the state of Rondônia. Output is used in the production of tin-plate at the Presidente Vargas Steelworks.

2.2 STEEL

CSN produces everything from steel slabs to coated items, including galvanized, Galvalume and pre-painted, as well as metallic sheets, all high added-value products less susceptible to international price swings. The Presidente Vargas Steelworks in Volta Redonda turns out the most complete range of flat steel products in Latin America. In 2008, it will also begin producing long steel using the facilities of the old foundry on the premises of steel plant.

Currently, CSN’s main markets are the automotive, construction, distribution, home appliance, OEM and metal packaging sectors.

The Company has five galvanizing lines in Brazil – three in the Presidente Vargas plant, one in GalvaSud, in Porto Real (in Rio de Janeiro) and one in CSN Paraná, in Araucária (in Paraná), which also produces cold-rolled and pre-painted products. It also has two overseas subsidiaries: CSN LLC, based in Terre Haute, Indiana, USA, which produces cold-rolled and galvanized, and Lusosider, in Paio Pires, Portugal, which also produces coated steel.

CSN is Brazil’s sole producer of tin-plate (and one of the five biggest producers in the world), with an installed capacity of 1.1 million tonnes per year, and Galvalume, a steel coated with zinc and aluminum which combines visual attractiveness with high resistance and is being increasingly used by the construction industry. It also produces pre-painted steel, much in demand by the construction and home-appliance industries, which it delivers in the precise sizes and colors specified by its clients. In 2006, pre-painted output virtually doubled, jumping from 50,000 tonnes, in 2005, to 83,000 tonnes.

The year got off to a bad with January’s accident to Blast Furnace 3 in the Presidente Vargas Steelworks. Despite the hefty impact on crude steel output, however, the Company successfully mobilized its human and financial resources to minimize possible losses for its shareholder, clients and insurers, doing everything possible to ensure continuity of normal operations and prioritizing the domestic market.

Even given this set-back, CSN generated impressive results. Flat steel output totaled 4.1 million tonnes, only 10% less than in 2005, the share of coated products in total sales moved up significantly and the Company consolidated its segment lead. Sales to the distribution, construction and home-appliance sectors did best.

Achieving such a positive annual performance was no easy task, however. No less than 4,000 people were hired specifically to undertake the repairs to Blast Furnace 3. Aside from the material damage, the accident jeopardized slab production and led to substantial loss of earnings. The Company spent around US$ 90 million (R$ 193 million) alone on the equipment and services associated with the repairs, which proved entirely successful.

The work lasted for close to five months, a very short period of time and considered a record by the market. The blast furnace returned to operations in June and gradually climbed back to normal production levels throughout the second half.

Due to the shutdown, CSN was forced to acquire 1 million tonnes of slabs from third parties, mostly based abroad, to keep its rolling mills supplied and avoid disappointing its clients.

The financial, commercial, legal affairs and supply areas worked in complete unison and demonstrated considerable negotiating skills. The slabs wee acquired at a fair price, minimizing the final cost and, consequently, the impact on margins. A great deal of effort was also expended on finding suppliers with the requisite high quality standards.

These purchases also involved considerable exertion on the logistics front involving reception of the slabs in Brazil and their subsequent transport to Volta Redonda, not to mention the reprogramming of the steelworks itself, a highly complex undertaking from the technical point of view. Below we present the performance of CSN’s subsidiaries:

Metalic Nordeste

Metalic is the only manufacturer of two-piece steel cans for carbonated beverages in Latin America. In 2006, the company, which also produces aluminum lids, sold 760 million cans and 1,216 million lids, 18% up on the previous year. It retains a 7% share of the Brazilian beverage can market and 45% of the Northeast market.

In 2007, Metalic plans to expand production capacity to 1 billion cans per year and has been conducting feasibility studies into opening a new plant nearer to the country’s main consumption region, the Southeast.

Prada

In 2006, through its subsidiary Inal, CSN acquired Prada, Brazil’s leading manufacturer of steel packaging for the chemical and food industries, with production units in São Paulo, Araçatuba and Uberlândia. The acquisition is currently in the process of being approved by Cade (the government’s antitrust authority).

In the second half, Prada was subjected to a thorough organizational overhaul, which involved streamlining costs and personnel, reorganizing productive processes and providing integrated solutions for clients.

Inal

CSN operates in the steel distribution and service market through Indústria Nacional de Aços Laminados S.A. (Inal), which maintains a presence in six Brazilian states. The leader in the flat steel distribution segment, it supplies various sectors, including the automotive, auto parts, home appliance, construction, electromechanical machinery and equipment, packaging and furniture industries, as well as resales, all of which under the just-in-time system.

In 2006, it distributed 343,300 tonnes of steel, 8.1% more than in 2005, a new company record.

GalvaSud

GalvaSud S.A. is strategically located between Rio de Janeiro and São Paulo and offers a wide range of world-class products and services. It has galvanizing and shearing lines, as well as a state-of-the-art laser welding facility, and its main customer is the automotive industry. In 2006, it produced 273,000 tonnes, versus 247,700 tonnes the year before.

CSN LLC

CSN LLC, the Company’s Indiana-based US branch, played an important role during the shutdown of Blast Furnace 3 at the Presidente Vargas Steelworks, buying most of the 1 million slabs that CSN had to acquire from third parties. The company operates a cold-rolling mill and a galvanizing line. In 2006, it imported 303,476 tonnes of steel slabs and coils from Brazil for processing and sale in the American market.

Another important event was the slab-supply agreement with Wheeling-Pittsburgh which is valid throughout 2007. Slabs are the raw material for hot-rolled coils.

Lusosider

In mid-2006, CSN acquired the 50% stake in Lucosider retained by the Anglo-Dutch Corus for US$ 38 million (R$ 83 million), giving the Company outright control.

Installed in Paio Pires, Portugal, Lucosider achieved its best ever results in 2006, producing 59,000 tonnes of tin-plate and 241,000 tonnes of galvanized, as well as 34,000 tonnes of pickled hot-rolled coils and 25,000 tonnes of cold-rolled coils, totaling 359,000 tonnes in all. Annual revenue stood at US$ 238 million (R$ 518 million).

2.3. LOGISTICS and ENERGY

Ports

CSN manages two terminals in Rio de Janeiro: a Bulk Solids Terminal (Tecar) and a Container Terminal (Sepetiba Tecon), both in the port of Itaguaí (formerly Sepetiba). Tecar is currently being expanded to begin iron ore exports in the first quarter of 2007, with an initial capacity of 7 million tonnes per year.

The works will continue throughout 2007 and the concluding phase will take place in 2008, by which time Tecar will have a shipping capacity of 30 million tonnes per year, consolidating Itaguaí as one of Brazil’s largest port complexes.

In 2006, Tecar handled 2.44 million tonnes of products, including coal, coke, sulphur, zinc concentrate, pellets, pig iron, ferroalloys, soybean and other bulk solids on behalf of CSN and various clients. This volume was 42.02% less than in 2005.

Sepetiba Tecon handled 190,600 containers, versus 138,000 in the previous year, and 1.67 million tonnes of steel products, 72% up on 2005. Strong demand in this market, which has been recording substantial annual growth recently, has made the terminal one of the biggest in its segment.

Railways

CSN retains an interest in two railway companies: MRS Logística (32.93%), which operates the former Southeastern Network of the Federal Railways (RFFSA), connecting Rio de Janeiro, São Paulo and Belo Horizonte, and CFN (45.78%), which operates the RFFSA’s former Northeastern Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

MRS Logística, which concluded 10 years of operations, continues to grow. In 2006, it carried 113.3 million tonnes, 4.6% up on the year before, and 124,000 TEUs (20-ft containers), consolidating its position as the country’s leading rail container transporter. Gross revenue totaled R$ 2.274 billion, 13.7% more than in 2005 and net income reached the record level of R$ 540.9 million, up by 31.8% .

The main focus was on heavy haul clients (ore, bauxite, coal and coke) and capturing new markets. The company’s services are vital to CSN, both in terms of incoming raw materials and outgoing end products, in that it transports all the iron ore, coal and coke consumed by the Presidente Vargas Steelworks and a good part the steel produced there, both for the domestic and export markets.

In association with the federal government, the Company will invest R$ 4.5 billion in CFN to lay 1,800 kilometers of track, creating the Nova Transnordestina Railway, which will have a transport capacity twenty times greater than at present and will play an important role in the development of Brazil’s Northeast region. Completion is scheduled for 2010.

Energy

CSN is one Brazil’s biggest industrial electric power consumers behind only the aluminum producers. Since 2000, therefore, it has been investing in generation projects in order to ensure self-sufficiency. Its electrical assets are the 1,450 MW Itá Hydroelectric Plant, in Santa Catarina, in which it holds a 29.5% stake; the 210 MW Igarapava Hydroelectric Plant, in Minas Gerais, where it retains a 17.9% interest; and the 238 MW thermoelectric cogeneration plant in the Presidente Vargas steelworks, which is fueled by the waste gases from the steel production process. Together, these three plants give CSN an average generating capacity of 430 MW.

2.4. CEMENT

Not only do the cement and steel industries complement one another, but the cement sector will play an important role in the expansion of the construction industry, which turned over around R$ 25 billion in 2006. The country’s housing deficit is estimated at 7.2 million units, a clear indication of huge potential growth, fueled by the increasing availability of public and private credit. The Presidente Vargas Steelworks produces around 1.4 million tonnes of blast-furnace slag every year, sufficient to supply 70% of the cement plant’s needs.

Consequently, the Company has set up a specific business unit for this market and will begin producing cement on a commercial scale in 2007. Currently half of Brazil’s cement consumption is concentrated in the Southeast region.

3. OUTLOOK, STRATEGY AND INVESTMENTS

With global growth likely to remain high, demand for steel and iron ore should remain buoyant in the coming years. Given this favorable outlook, CSN will seek to use its competitive advantages to expand its businesses in Brazil and abroad, particularly in the EU and US through its existing subsidiaries and new strategic acquisitions. At the same time, it will invest sufficient funds to triple current production capacity, equipping it to take on the new challenges.

The main ongoing projects are increasing iron ore output, raising flat steel production capacity and globalizing operations. There are also two important complementary projects - cement and long steel production.

Iron ore growth

The year of 2007 marks CSN’s first entry into the international iron ore market and it intends to become the world’s fourth biggest iron ore exporter. The first step towards this goal was taken in February, with the completion of the first phase of the expansion of the bulk export terminal in Itaguaí (RJ) and the loading of the first shipment.

CSN aims to penetrate the biggest consuming markets, including Asia, Europe and the Middle East, with its high-grade ore. The second and third phases of CSN’s port expansion are due for completion in November 2007 and July, 2010, respectively. The new pier and conveyor belt will give added flexibility to the unloading of coal and coke and the loading of iron ore, raising handling capacity from 30 million to 53 million tonnes per year.

In 2007, the Company expects to produce 15.5 million tonnes of ore. A total of around US$ 1.5 billion will be spent on the two pelletizing plants and expanding the Casa de Pedra mines. The aim is to triple the Company’s ore area within the next three years, increasing production capacity from the current 16 million per year to 40 million in 2008 and 53 million by 2010.

Investments have already been approved to boost slab capacity from its present level of 5.6 million tonnes per year to 14.6 million. CSN has established a partnership with the Chinese steel group, Baosteel, to draw up a feasibility study and engineering project for a plant in Itaguaí, adjacent to the port, to produce 4.5 million tonnes of slabs per year from three new blast furnaces. Another slab facility of identical capacity may be installed in Rio de Janeiro or Minas Gerais at an as-yet undefined location.

Jointly, the two projects will virtually triple CSN’s current crude steel output, acting as a platform for its global operations. The idea is to produce more slabs in Brazil, shipping the excess abroad for rolling and finishing, thereby becoming a major player in highly sophisticated strategic markets, especially the US and EU, via its existing overseas subsidiaries and new acquisitions to come.

The Company will also invest in the long steel segment, ensuring that it is strategically positioned to take advantage of the expected construction boom in Brazil. It will make use of existing infrastructure in the Presidente Vargas Steelworks and will spend around US$ 113 million on the necessary installations, including expanding and upgrading a 30-tonne electric furnace. The new facility is expected to produce 500,000 tonnes of long steel per year from surplus pig iron and low added-value slabs.

CSN achieved great visibility in 2006 by disputing important assets in Europe and the USA. The offers for the Anglo-Dutch steelmaker Corus and the US-owned Wheeling-Pittsburgh were important steps forward in the Company’s operational globalization process, by means of which it seeks to acquire companies whose activities complement its own and which generate substantial gains in synergy. CSN has been investing in order to play a leading role in the consolidation of the global steel industry.

The offer for Corus, made when the latter firm was already in advanced negotiations with the Indian-owned Tata Steel, took the entire global steel market by surprise. Eventually, the transaction was decided by an auction, which reached US$ 13 billion. Tata won out, bidding 608 pence per share, versus CSN’s 603 pence. The offer for Wheeling-Pittsburgh, although superior to that of its rival, was rejected by the US firm’s Board, which was split by internal issues.

Nevertheless, by taking part in the dispute for these major assets, the Company proved that it has all the necessary qualifications to become a leading global player in the steel sector. It also demonstrated its capacity to raise large sums of capital in short periods of time. CSN remains committed to its globalization strategy, pursuing investment opportunities and gains in scale in order to become even more globally competitive.

As part of this process, the Company created its own commercial network in the USA enabling it to sell directly in that market, without having to rely exclusively upon local traders, while aiming to increase its share of the North American metallic and galvanized sheet segments.

Main Highlights

CSN posted Net Revenue of R$ 2.58 billion in the 4Q06, registering R$ 5.17 billion for the second half, up by 7% and 12% year-on-year, respectively. Annual net revenue exceeded R$ 9 billion.

Annual EBITDA, adjusted for earnings losses due to business interruption, came to R$ 3.82 billion (approximately US$ 1.8 billion) accompanied by an EBITDA margin, similarly adjusted, of 42.3%, climbing back to end-of-2005 levels.

Annual Net Income totaled approximately R$1.2 billion.

These results are particularly important, given the accident to the structure adjacent to the main blast furnace (BF-3) on January 22, 2006, which is responsible for 70% of the Company’s steel output. CSN demonstrated exceptional operational resilience, taking immediate steps to acquire appropriate volumes of steel slabs in order to avoid any break in production and ensure delivery of end products to clients. At the same time, it immediately activated its pool of insurers, in order to guarantee compensation as quickly as possible, both for material damages and lost earnings, through the insurance policies duly taken out to cover just such a contingency.

BF-3 returned to full capacity in the second half of the year. Although costs were significantly affected, especially due to the purchase of slabs from third parties, the Company’s results and margins underlined its ability to recover, even in such a challenging scenario as that of 2006.

The Company’s average sales prices for the year were very close to 2005 levels (-3%). Average prices in the 4Q06 were 2% and 29% up on the domestic and export markets, respectively.

As of November 2006, CSN was one of the bidders in the acquisition of the UK-based Corus Group, whose auction was completed in the 1Q07, aiming throughout this process to ensure the best rates of return for all its shareholders. Management did everything possible to emerge victorious, but without exceeding the pre-established debt and investment limits considered appropriate for the Company’s future. In 2007, the Company will sell its minority 3.8% stake in Corus.

					Full Year		4Q06 X 4Q05	4Q06 X 3Q06	2006 X 2005
Consolidated Highlights	4Q05	3Q06	4Q06			Consolidated Highlights
				2005	2006		(Chg%)	(Chg%)	(Chg.%)
Crude Steel Production (thousand t)	1,355	1,259	1,307	5,201	3,499	Crude Steel Production (thousand t)	-3.5%	3.9%	-32.7%
Sales Volume (thousand t)	1,350	1,261	1,193	4,864	4,384	Sales Volume (thousand t)	-11.6%	-5.3%	-9.9%
Domestic Market	598	794	732	2,875	2,818	Domestic Market	22.4%	-7.9%	-2.0%
Exports	752	466	462	1,989	1,567	Exports	-38.6%	-1.0%	-21.2%
Net Revenue per unit (R$/t)	1,581	1,805	1,856	1,827	1,771	Net Revenue per unit (R$/t)	17.4%	2.8%	-3.1%
Financial Data (RS MM)						Financial Data (RS MM)
Net Revenue	2,408	2,593	2,576	10,038	9,040	Net Revenue	7.0%	-0.6%	-9.9%
Gross Income	1,065	913	966	4,569	3,051	Gross Income	-9.3%	5.8%	-33.2%
EBITDA	1,053	912	984	4,594	3,160	EBITDA	-6.6%	7.9%	-31.2%
Adjusted EBITDA	1,053	1,142	809	4,594	3,823	Adjusted EBITDA	-23.2%	-29.2%	-16.8%
Net Income	352	334	83	2,005	1,168	Net Income	-76.4%	-75.1%	-41.7%
Net Debt (R$ MM)	4,699	6,239	6,659	4,699	6,659	Net Debt (R$ MM)	41.7%	6.7%	41.7%

ECONOMIC AND STEEL SCENARIO

Domestic Market:

Brazil’s GDP recorded growth of 2.9% in 2006, less than the global average of 5.1% and also lower than the 6.5% average registered by the emerging countries.

The Brazilian flat steel market did exceptionally well in the 4Q06, with a 26.9% increase in sales volume over the same period the year before, mainly fueled by higher consumption in the Distribution and Construction sectors. The construction industry recorded growth of 54.3% and 10.2% over the 4Q05 and 3Q06, respectively.

In 2006 as a whole, Brazil’s flat steel sales moved up 7.3% over the previous year, led by the Automotive, Distribution, Home Appliance and OEM segments.

International Market:

On the international front, the impact of economic growth in China and India, which once again recorded significant increases in production, affected, above all, the global steel market. In addition, the international steel market continued with its consolidation process, with expansion projects concentrated in the low-cost production regions, notably in the “BRIC” nations (Brazil, India, Russia and China).

The year was also marked by exceptionally volatile prices for metals with a direct effect on steel prices.

Following a year of adjustments between supply and demand, which included localized production cut-backs, international steel product prices were subject to swings, peaking in mid-July, 2006. As of then, there was a series of gradual reductions, partially due to increased global output and partly to high inventories in certain consuming markets, such as the US.

The outlook for 2007 is still positive, given that the European and American markets have already demonstrated concerns over excess exports of Chinese products, with manifestations of possible control and protection measures. In addition, inventories may fall at a more accelerated pace in the 1Q07, opening the way for a new round of price increases, which may well become a global trend.

PRODUCTION

In 2006, as a direct result of the accident to BF-3, annual crude and rolled steel production fell by 32.7% and 8.95%, respectively. The acquisition of slabs on the market offset the lower output of crude steel, ensuring proportionally higher deliveries of rolled products to clients. With the return to operations of BF-3, crude steel production in the 4Q06 was already back in line with 4Q05 levels.

Production						Full Year
(in thousand t)	4Q05	1Q06	2Q06	3Q06	4Q06	2005	2006
Crude Steel (Volta Redonda Steel Mill)	1,355	540	393	1,259	1,307	5,201	3,499
Purchased Slabs from Third Parties	-	88	529	276	65	-	957
Total Crude Steel	1,355	628	922	1,535	1,372	5,201	4,456
Rolled Products (UPV) *	1,256	751	815	1,359	1,173	4,570	4,098
Hot Coils Acquired from Market	-	-	-	31	32	-	63
Total Rolled Products	1,256	751	815	1,390	1,205	4,570	4,161

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

PRODUCTION COSTS (PARENT COMPANY)

In the 4Q06, total production cost was R$ 1.3 billion, R$ 115 million (+9%) higher than the total production cost recorded in the 4Q05. This increase was basically due to the consumption of slabs and coils acquired from third parties, whose total period cost was R$ 93 million.

Annual production costs totaled R$ 4.8 billion, in line with the 2005 figure. There were, however, opposing factors among various lines, which ended up canceling each other out:

Cost increases

Increase of R$ 0.9 billion, from the consumption of slabs and coils acquired from third parties, and R$100 million from the upturn in international zinc prices;

Cost reductions

Reduction of R$ 472 million, due to lower coke prices and coke consumption. The cost of coke fell by more than 50% and the drop in consumption can be explained by the reduced output from BF-3.

Reduced consumption of other raw materials, such as coal (R$ 171 million), iron ore (R$ 30 million), tin (R$ 28 million), scrap metal (R$ 36 million) and others (R$ 28 million);

Finally, general manufacturing costs fell by around R$180 million, also associated with January’s accident; notably around R$ 90 million in electric power and fuel costs, and R$ 90 million in other expenses (maintenance and others).

SALES

Total Sales Volume

Annual sales volume totaled 4.384 billion tonnes, 10% down on 2005.

Domestic Market

Domestic sales volume of 732 thousand tonnes in the 4Q06 fell 8% over the previous three months, primarily due to the lower number of business days in December. In year-on-year terms, however, the result was highly positive, with a 22% increase over the 4Q05.

Annual domestic sales volume (2.818 billion tonnes) remained in line with the previous year, justifying the Company’s strategy of prioritizing the Brazilian market in 2006, given the above-mentioned restrictions on production occasioned by the fact that the Company’s main blast furnace was inoperative throughout the first half.

Export Market

Exports of 462 thousand tonnes in 4Q06 remained stable over the previous quarter. However, in comparison with the 4Q05, they fell by a substantial 39%, due to the heating up of the domestic market and the Company’s strategy mentioned above. For the same reasons, annual export volume of 1.568 billion tonnes fell 21% over 2005.

Market Share and Product Mix

In the 4Q06, the Company recorded a 28% share of the domestic flat steel market (hot-rolled, cold-rolled and galvanized), very close to the 30% recorded in the previous quarter and an improvement over the 4Q05 figure of 24%.

For the year as a whole, it recorded an average market share of 27%, stable in comparison with the previous year.

As for the product mix, the Company once again exceeded a 53% market share of the coated products domestic market, the same level as in 2005.

NET REVENUE

The improvement in CSN’s 4Q06 domestic and export prices over the previous quarter offset the reduction in national sales volume, leading to revenue of R$ 2.576 billion. In year-on-year terms, net revenue moved up 7%.

Annual net revenue was R$ 6.4 billion in Brazil and R$ 2.6 billion abroad. Both markets recorded a reduction – 7% and 16%, respectively, due to the volume and price trends described previously (production cut-backs and a focus on the domestic market) associated with the price tendency in place over the last two years.

OTHER OPERATING REVENUE AND EXPENSES

The major highlight in other operating revenue and expenses was the booking of R$ 730 million (US$ 334 million) for earnings losses due to business interruption in the “Other Revenue” line. The upper indemnity limit of the policy is US$750 million, including the earnings losses and material damages.

In 2006 and January 2007, CSN received R$ 515 million (US$ 237 million) in advances from the insurers.

When compared to 2005, the impact was reduced by non-recurrent reversals booked in 2005.

EBITDA

Fourth-quarter EBITDA moved up by 8% over the previous three months, from R$ 912 million to R$ 984 million and the EBIDA margin widened by 3 percentage points, fueled by the return to operations of BF-3. It is worth pointing out, however, that the 4Q06 margin of 38% reflects operating costs that were still affected by the accident, especially the higher inventory costs of steel produced in previous months and acquired from third parties. 2006 Annual EBITDA totaled

R$3.16 billion and EBITDA margin was 35%.

Adjusted EBITDA totaled R$3.82 billion, accompanied by an EBITDA margin of 42.3%, reflecting management’s success in minimizing the impact of the BF-3 accident and the Company’s return to normal operations.

	CONSOLIDATED		PARENT COMPANY

Determination of EBITDA	Ytd	Ytd	Ytd	ytd
	2005	2006	2005	2006

Net Income for the Period	2,005,282	1,167,525	1,878,758	1,169,366

(-) Net Financial Result	(761,174)	(899,525)	(310,515)	(826,473)
(-) Social Contribution	(226,510)	(119,871)	(186,787)	(82,511)
(-) Income Tax	(642,806)	(399,610)	(506,196)	(258,431)
(-) Depreciation and Amortization	(924,095)	(961,393)	(783,353)	(798,473)
(-) Interest in Subsidiaries	(55,170)	(87,509)	(374,689)	164,383
(-) Non-Operating Revenue (Expenses), net	(7,372)	19,066	(6,292)	17,887
(-) Other Revenue (Expenses), net*	28,726	456,208	17,727	449,940

EBITDA	4,593,682	3,160,158	4,028,863	2,503,044

Recording of Loss of Profit, net of PIS and COFINS		662,399		662,399

Adjusted EBITDA	4,593,682	3,822,557	4,028,863	3,165,443

*as these do not represent disbursement.

COMMENTS ON EBITDA

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

NET FINANCIAL RESULT AND DEBT

The 4Q06 financial result was a net expense of R$ 255 million, R$ 150 million less than the expense recorded in 4Q05 and R$ 182 million less than the expense booked in the 3Q06.

With the fall in the US dollar x Brazilian Real exchange rate, the net monetary and exchange variation line recorded revenue of R$ 136 million, an improvement of R$ 460 million and R$ 146 million, respectively, over the expenses recorded in the same two prior periods.

The appreciation of the Real against the dollar had a negative impact on the financial revenue line, which recorded a negative R$ 18 million, or a negative variation of R$ 289 million and a positive one of R$ 6 million when compared to the 4Q05 and 3Q06, respectively. The Company’s strategy is to neutralize the impact of variations in the exchange rate on its results through foreign exchange hedge instruments, which are booked in the financial revenue line.

Finally, 4Q06 financial expenses, basically comprising interest on the debt and the restatement of contingent liabilities, totaled R$ 372 million, R$22 million down on the 4Q05 and R$22 million up on the 3Q06.

The Company recorded an annual net financial expense of R$ 900 million, versus an expense of R$ 761 million in 2005. Given the damage to BF-3’s peripheral/auxiliary equipment and its impact on cash flow, the net debt averaged R$ 5.6 billion in 2006, versus R$ 4.5 billion in the previous year. Up to the date of writing, the insurance companies have advanced US$ 237 million.

The financial cost of the debt, in Brazilian Reais, remained at 11% p.a., equivalent to 73% of the CDI CETIP rate, versus 14% p.a. in 2005, also equivalent to 73% of the CDI. The progressive reduction in the basic SELIC interest rate has partially offset the increase in the Company’s net debt.

At the close of 2006, CSN’s net debt totaled R$ 6.7 billion, R$ 1.95 billion above the end-of-2005 figure. Apart from the impact of the BF-3 accident on annual operating cash flow, there were certain additional reasons for the increase, notably the investments of more than R$ 1 billion, dividend payments of R$ 2.1 billion and R$ 0.7 billion disbursed at the end of the year to acquire 34,072,613 shares in the Corus Group (UK), equivalent to 3.8% of the company’s capital, booked under “other investments”. When adjusted to reflect the future sale of these shares at 608 UK pence each, as approved by the Shareholders’ Meeting of March 7, 2007, net debt is reduced by around R$ 0.9 billion, to R$ 5.8 billion.

The net debt/EBITDA ratio stood at 1.7x in 2006, or 1.5x when adjusted for the sale of the stake in Corus. Taking EBITDA in 2005, when the Company was operating normally, as the ratio base, the ratio would be reduced to 1.25x.

At the close of 2006, consolidated gross debt totaled R$ 9.4 billion, or R$ 0.6 billion higher than at the end of December 2005. In May 2006, CSN effected its 4th issue of non-convertible debentures in the amount of R$ 600 million, maturing in February 2012. Subsequently, in November and December, the Company raised a further US$ 700 million: US$ 200 million in ACCs (Advances on Export Contracts), US$ 100 million in pre-payments, US$ 100 million in Import Notes (effected through its subsidiary CSN Steel and maturing in December 2011), and US$ 300 million, through a previous contracted credit line (Revolving Credit Facility).

Also in December of 2006, the Company redeemed R$ 650 million in debentures, R$ 400 million of which from the 2nd. issue and R$ 250 million from the first series of the 3rd.issue.

On December 31, 2006, the average maturity of the gross debt was 7.4 years.

Net Debt Period: December/2006

R$ thousand

	Parent Company			Consolidated
	2006	2005	Change	2006	2005	Change

Short term	2,163,092	1,641,624	521,468	1,080,487	1,464,493	(384,006)
Domestic Currency	154,076	739,956	(585,880)	184,566	763,285	(578,719)
Foreign Currency	1,866,639	762,269	1,104,370	677,159	346,111	331,048
Derivatives	142,377	139,399	2,978	218,762	355,097	(136,335)

Long term	6,316,297	6,873,907	(557,610)	8,344,817	7,334,012	1,010,805
Domestic Currency	902,741	292,476	610,265	1,367,505	717,326	650,179
Foreign Currency	5,413,556	6,581,431	(1,167,875)	6,977,312	6,616,686	360,626
Swap	-	-	-	-	-	-

Total	8,479,389	8,515,531	(36,142)	9,425,304	8,798,505	626,799
Domestic Currency	1,056,817	1,032,432	24,385	1,552,071	1,480,611	71,460
Foreign Currency	7,280,195	7,343,700	(63,505)	7,654,471	6,962,797	691,674
Swap	142,377	139,399	2,978	218,762	355,097	(136,335)

Cash/Uses	714,536	1,621,434	(906,898)	2,766,224	4,099,200	(1,332,976)
			-			-
Net Debt	7,764,853	6,894,097	870,756	6,659,080	4,699,305	1,959,775

COMMENTS ON NET DEBT

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity. Other companies may calculate net debt differently

INCOME TAXES

Annual income and social contribution taxes were R$350 million lower than in 2005, primarily due to reduced taxable income, explained by the variations dealt with above. The effective 2006 tax rate was 31%, versus 30% in 2005.

NET INCOME

Net income totaled R$ 83 million in the 4Q06, annual net income came to R$ 1.168 billion in 2006, with a net margin of 13%.

The 42% reduction over 2005 was mainly due to the impact of the BF-3 accident on gross profit, partially offset by the booking of provisions for earnings losses due to business interruption.

CAPEX

Investments totaled R$380 million in the 4Q06, R$147 million of which went to the Casa de Pedra iron ore mine expansion project, R$24 million to the Sepetiba port expansion project, R$63 million to the MRS railway system (corresponding to CSN’s 33% stake in the company) and R$34 million to industrial maintenance.

Investments in 2006 totaled R$ 1.5 billion, as follows: R$247 million in the Casa de Pedra mine expansion; R$176 million in the Sepetiba port expansion project; R$175 million in MRS; R$ 78 million in Lusosider, in Portugal; R$ 122 million in the subsidiary Prada; and R$ 396 million in general maintenance projects. Most of the remainder went to smaller, but also relevant, projects associated with maintenance and overall improvements in CSN’s operating performance and that of its subsidiaries.

Ore Export Terminal

In February, 2007, CSN completed the first phase of the expansion of its Iron Ore Terminal in the port of Itaguaí, with an initial annual export capacity of 7 million tonnes. The second phase will raise the terminal’s capacity to 30 million tonnes p.a., and the third to 53 million tonnes p.a. Investments are estimated at US$ 260 million, until the conclusion of the works and the installation of the necessary equipment.

WORKING CAPITAL

At the close of 2006, working capital invested totaled R$ 1.9 billion, 7% and 6% higher, respectively, than at the end of September 2006 and December 2005. It is important to note that, due to the profile of coke and coal imports (one-off, large-scale purchases), the raw material inventories, suppliers and advances to supplier lines may show some oscillations, although without any significant change in working capital management. In the periods in question, these accounts, if analyzed jointly, showed no significant variation.

The balance of warehoused materials may also show some oscillations, caused by investments or important maintenance procedures involving major items of equipment, which occur on a one-off, unscheduled basis over time.

The average supplier payment period remained at around 90 days, while client payment periods averaged around 40 days. Accounts receivable at year-end were around R$ 74 million less than in December 2005 due to the different amounts billed in the final months of each year.

Finally, it is worth highlighting the annual difference of almost R$ 166 million in the taxes payable line, which was primarily due to the greater concentration of sales in the domestic market and the consequent increment in the amount paid in local sales taxes.

					In R$ MM

WORKING CAPITAL	Dec/2005	Sep/06	Dec/2006	Chg. 4Q06	Chg. 2006
Assets	3,495	4,062	4,045	(17)	550

Cash	135	159	167	8	32
Accounts Receivable	1,366	1,311	1,292	(19)	(74)
- Domestic Market	879	976	766	(210)	(113)
- Export Market	588	464	635	171	47
- Allowance for Debtful	(101)	(129)	(109)	20	(8)
Inventory	1,907	2,422	2,435	13	528
Advances to Suppliers	87	170	151	(19)	64

Liabilities	1,670	2,267	2,118	(149)	448

Suppliers	1,262	1,599	1,568	(31)	306
Salaries and Social Contribution	85	119	91	(28)	6
Taxes Payable	241	499	407	(92)	166
Advances from Clients	82	50	52	2	(30)

Working Capital	1,825	1,795	1,927	132	102

Average Periods	Dec/2005	Sep/06	Dec/2006	Chg. 4Q06	Chg. 2006

Receivables	40	44	41	3	(1)
Supplier Payment	83	99	94	(5)	11
Inventory Turnover	126	149	146	3	(20)

CAPITAL MARKETS

CSN’s shares performed well in 2006, appreciating by close to 45%, versus 33% for the Ibovespa index. Even after this upturn, a trend which continued at the beginning of 2007, most steel industry analysts were still maintaining their “Buy” recommendations for the Company’s shares. According to Bloomberg, on March 3 2007 CSN had eleven “Buy” recommendations, three recommendations to “Hold” and just one “Sell”.

The 39% appreciation recorded by CSN’s ADRs on the NYSE was equally significant, particularly when compared to the Dow Jones appreciation of 16%, last year.

Capital Markets - CSNA3 / SID / IBOVESPA

	4Q05	4Q06	2006
N# of shares	272,067,946	272,067,946	272,067,947

Market Capitalization
Closing price (R$/share)	44.58	64.50	64.50
Closing price (US$/share)	21.51	29.94	29.94
Market Capitalization (R$ million)	12,129	17,548	17,548
Market Capitalization (US$ million)	5,182	8,208	8,208

Variation
CSNA3 (%)	(2.8)	4.0	44.7
SID (%)	(7.4)	5.3	39.2
Ibovespa - index	33,455	44,473	44,473
Ibovespa - variation (%)	5.9	22.0	32.9

Volume
Average daily (n# of shares)	879,126	585,453	696,984
Average daily (R$ Thousand)	40,139	38,266	45,214
Average daily (n# of ADR´s)	823,803	792,474	945,564
Average daily (US$ Thousand)	16,376	24,130	28,320

Source: Economática

Dividends and Annual Shareholders’ Meeting

On March 28 2007, the Company’s Board of Directors approved the payment of dividends and interest on equity in the amount of R$ 1,433,262 thousand, to be ratified by the Annual Shareholders’ Meeting scheduled for April 30, 2007. The amount proposed includes those anticipated dividends paid by the Company on June 30. 2006, and August 9. 2006, respectively, as an advance on results for the fiscal year ended December 31, 2006.

Share Buy-back Program

As a result of the buy-back program approved by the Board of Directors, the Company retained 14,654,500 shares in treasury at the close of 2006, which had cost around R$677 million to acquire. On the same date, the market value of these shares was R$954 million. In 2006, the Company spent R$39 million on share repurchases.

4. CORPORATE GOVERNANCE

Investor Relations

As of August 2006, the Investor Relations area became a Department reporting directly to the CEO. CSN took part in several national and international market events and completed the redesign and upgrading of its IR web pages as part of its general website overhaul. The Company also became affiliated to the INI (National Institute of Investors) in order to form closer ties with individual investors.

CSN’s disclosure procedures were classified among the five best in Latin America, according to the technical criteria of the 9th edition of the Investor Relations Global Rankings, held in February 2007, in which 145 companies from 33 countries participated.

The awards were organized by MZ Consult Serviços e Negócios and the independent judging committee comprised representatives from Linklaters, IR Magazine and KPMG International.

Sarbanes-Oxley Act

We are in the final certification stage for our internal controls related to financial statements, in compliance with Section 404 of the Sarbanes-Oxley Act. In 2006, tests were carried out to verify the effectiveness of the internal controls of CSN, CSN Export, Inal and Fundos de Investimentos Exclusivos as part of the certification process that began in July of the same year. A total of 1927 controls and 52 processes were mapped. All the controls were tested by management and 859 were verified by internal audit (611 via monitoring and 248 via walkthrough).

Code of Ethics

CSN has employed a Code of Ethics since 1998, which is periodically revised and updated. In 2006, Board members, executives and employees of all the CSN Companies received yet another revised version and signed the respective consent agreement. New versions are delivered to members of staff by their superiors in meetings where the changes can be discussed and any possible queries cleared up.

CSN’s Code of Ethics not only details the standards of personal and professional conduct expected of its employees in their relations with their various constituencies, but also contains a declaration of our corporate conduct and commitments.

One constant aspect of the Code since 1998 is the guidance on trading in the Company’s shares.

Disclosure of Material Facts

CSN maintains a Material Fact Disclosure Policy, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent and within the proper deadlines, in accordance with CVM Instruction 358 of January 3, 2002, and Section 409 of the Sarbanes-Oxley Act – Real Time Issuer Disclosure.

All material facts are disclosed to the markets in which the Company’s shares are listed, currently Brazil (BOVESPA) and the United States (NYSE).

Administration

CSN is controlled by Vicunha Siderurgia S.A., which holds a 43% interest, and administered by its Board of Directors and Board of Executive Officers. In compliance with the prevailing legislation, the General Shareholders’ Meeting, the Company’s governing body, meets once a year, or whenever necessary, to discuss and approve matters in the Company’s interest.

The role of the Board of Directors is to analyze and approve overall policies and strategies and oversee the activities of the Board of Executive Officers. It is also responsible for appointing these Officers and the members of the statutory committees.

Board of Directors

The Board of Directors Comprises eight members and meets ordinarily on the dates set forth in the annual schedule of corporate events.

Audit Committee

The Audit Committee has the autonomy to take decisions related to the provisions of the Sections 301 and 407 of the Sarbanes-Oxley Act. Its main responsibilities are to review, consider and recommend to the Board of Directors the appointment, remuneration and hiring of the external auditors, as well as supervising the internal and external audits.

Internal Audit

CSN employs the services of an independent Internal Audit, as determined in the Bylaws. Using generally accepted auditing principles, it tests, analyses, maps and corroborates the internal controls of all the CSN Companies in order to assess their effectiveness, appropriateness and integrity, as well as their cost-effectiveness. The work of the Internal Audit is defined according to the Risk Matrix and approved by the Audit Committee, which also monitors its results.

Independent Auditors

In 2006, CSN and its subsidiaries’ independent auditors – Deloitte Touche Tomatsu Auditores Independentes – were hired to perform services in addition to those related to the examination of the financial statements.

Both the Company and its independent auditors recognize that these services, essentially comprising reviews of income tax declarations, do not affect the auditors’ independence. Payment for the services in question did not exceed 5% of the total external auditing fees.

Certain services to be provided by the external auditors, in addition to examining the financial statements, are previously submitted to the legal affairs department and the Audit Committee in order to ensure that they do not involve a conflict of interest or jeopardize the auditors’ independence or objectivity.

5. RISK MANAGEMENT

CSN has a fully comprehensive insurance policy designed to meet its specific needs. Due to its high degree of complexity, this policy is backed by ample coverage with the IRB-Brasil Re (Brazilian Reinsurance Institute) and international reinsurers. Shortly after the accident to Blast Furnace 3 in the Presidente Vargas Steelworks, CSN assessed the resulting damages at US$ 600 million, US$ 100 million of which in material damages and the remainder in lost earnings, and duly communicated this estimate to the lead insurer, Unibanco AIG.

Until the date of writing, CSN has received US$ 237 million and expects to receive the remainder by the end of the first half of 2007. The reinsurers involved have already booked provisions for this payment in their financial statements.

6. INNOVATION

One of CSN’s primary strategies is to meet clients’ needs in a creative way in order to provide them with products and services of the highest quality. It therefore makes a point of investing in innovative solutions in all its operational areas.

Research and Development

As Brazil’s leading producer of high added-value coated flat steel products, CSN has invested continuously in improving its products, processes and services.

In 2006, R&D absorbed investments of R$ 40.2 million, with a particular focus on new products and processes, and the latter’s application in the production chain. in order to ensure improved performance and customer service and ensure that the Company continues to provide its clients with innovative solutions.

As a company that leads from the front, CSN is fully committed to seeking out pioneering technology, generating products that are welcomed by the market and continuously upgrading its production procedures.

7. HUMAN RESOURCES

In 2006, CSN stepped up its efforts to align its subsidiaries’ human resources policies in order to establish standardized criteria for behavior and evaluating individual performance and results.

Throughout the year, the Company adopted a number of measures, including the mapping and redefining of job and salary structures, linking these to the results that each position generates for the Company.

CSN recognizes that, in order to achieve its goal of tripling in size within three years, it must adopt a pro-active approach to attracting, developing and retaining the best talent available. Technical competence, the necessary flexibility to cope with constant change and a focus on results are the chief attributes the Company looks for in its employees, whose conduct must be governed at all times by the highest ethical and professional standards. CSN and its subsidiaries closed 2006 with 13,640 employees, versus 12,396 at the end of 2005.

Internal Communications

CSN invests in the best corporate communications procedures, employing a variety of channels to communicate with its staff, including printed and electronic bulletins, a bimonthly magazine, a notice-board newspaper, banners, billboard posters, an intranet and an e-mail system with specific addresses for media relations, the internal auditors and the ethics committee.

In 2006, the Company upgraded its intranet and the CSN portal, bringing them into line with the best practices employed by major corporations worldwide, facilitating browsing, increasing interactivity and providing more and better information, thereby benefiting staff, clients and other users.

Involving staff in management

In 2006, CSN employed two initiatives designed to increase staff involvement in management: the Quality Cycle and the Technological Seminar. The latter allows employees make technical contributions designed to improve systems and help the Company’s growth. Both projects award prizes for the best contributions, based on criteria such as profitability, productivity gains and cost reductions.

Training and development

CSN offers its staff with a number of training and development opportunities. One such example is Programa Educar, which was first set up in 1998 in the Presidente Vargas Steelworks. It provides primary and secondary level school education, as well as technical training, and has already benefited more than 2,394 employees. The program is fully funded by the Company, which also provides the classrooms, organizes the courses and the teachers and maintains agreements with several educational institutions.

Every year, CSN employees can also take advantage of the courses in Electromechanics and Metallurgy, which are co-sponsored by the Fundação CSN’s Escola Técnica Pandiá Calógeras. Participants have invariably joined the internal recruitment program and been promoted to technical positions.

The Company also grants partial university study scholarships as a means of furthering the professional and personal development of its staff.

Profit sharing

The Profit Sharing Program is tied to corporate earnings. All areas have pre-established targets which must be met during the year. The amount payable is calculated according to the average fulfillment of these targets on a Company-wide basis.

Work safety

CSN puts considerable emphasis on safety in the workplace. Accident prevention programs, which are extended to cover subcontracted employees, are progressive in nature, with a focus on developing a safety-first attitude. There are weekly meetings to analyze corrective and preventive measures.

8. SOCIAL RESPONSIBILITY

Since its earliest days, CSN has been developing socially responsible policies, an activity which is currently handled by the Fundação CSN. The Company is deeply committed to its neighboring communities and to the country’s social and economic development, sponsoring projects in a wide range of areas including education, community development, health, sport and the arts. In 2006, it invested R$13 million in social projects, benefiting more than 400,000 people in 12 municipalities in five states, always in association with carefully selected institutions.

The Fundação CSN also develops community projects geared towards generating income in underprivileged areas in Volta Redonda and Itaguaí (RJ), Congonhas and Arcos (MG), Mogi das Cruzes (SP) and Araucária (PR). Moreover, it sponsors digital and social inclusion programs through the Projeto Informática e Cidadania (Information Technology and Citizenship Program), developed in partnership with the CDI (Information Technology Democratization Committee), which aims to prepare underprivileged youngsters and adults for the job market.

9. ENVIRONMENTAL RESPONSIBILITY

Promoting a socially responsible approach to the environment is part of CSN’s daily routine. In addition to prioritizing state-of-the-art risk management and monitoring equipment, the Company has an Internal Environmental Management Committee, made up of members from all areas of the main plant. It meets once a week to discuss any problems that may arise and identify potential trouble spots, in order to take preventive action and minimize any possible environmental impact.

The Company has also implanted an Environmental Management System in its operational units, designed to effect continuous improvements to its environmental performance. Based on the international ISO 14001:2004 norms, it is applied in an integrated manner throughout the Company’s various production chains. Its industrial operations in Volta Redonda and Porto Real (RJ), and Congonhas and Arcos (MG), have received this certification, and are audited every year by renowned certification firms. In 2006, CSN spent R$ 224 million on environmental projects (initial and ongoing).

10. FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, the future rescheduling and prepayment of foreign-currency debt, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE		External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2006	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

     (In thousands of reais, unless otherwise stated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional (“CSN”) is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Steelworks (“UPV”) located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia to meet the needs of “UPV”, maintains strategic investments in railroad, electricity and ports, to optimize its activities, and it is implementing a cement plant.

To be closer to customers and win additional markets on a global level, CSN has, in Brazil, a steel distributor, two metal package plants, one for the manufacture of two-piece steel cans, besides a galvanized steel plant in the South of Brazil to supply home appliances and another in the Southeast supplying the automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

2. SIGNIFICANT ACCOUNTING PRACTICES

The financial statements were prepared in conformity with the accounting practices followed in Brazil, as well as with the accounting standards and pronouncements issued by the Brazilian Securities Commission – CVM. These financial statements include alterations introduced by CVM Deliberations 488 and 489, issued on October 3, 2005. Certain reclassifications were made to the financial statements related to the year ended December 31, 2005, presented for comparison purposes, aiming at fitting them into said Deliberations, allowing users to compare them with the current year. The main alterations resulting from the application of such Deliberations are the following:

  Presentation of “Non-Current” group in assets and liabilities;

  Reclassification of judicial deposits to liabilities, as write down of the “provisions for contingencies” account, in applicable situations.

(a) Statement of Income

The results of operations are determined on an accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities retained for trading.

Fixed income securities and financial investments abroad are recorded at cost plus yields accrued through the balance sheet date, and do not exceed market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, is enough to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at their average cost of acquisition or production and on-going imports are recorded at their cost of acquisition, not exceeding their market or realization values.

(e) Other current and non-current assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly-owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill, if applicable. Other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports conducted by independent expert appraisal firms, as permitted by Deliberation 288 issued by the Brazilian Securities Commission on December 3, 1998. Depreciation is computed by the straight-line method, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine Casa de Pedra is calculated on the basis of the quantity of iron ore extracted, and interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain in construction.

(h) Deferred charges

The deferred charges are comprised of expenses incurred for development and implementation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and non-current liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

(j) Employees’ benefit

In accordance with Deliberation 371, issued by the Brazilian Securities Commission, on December 13, 2000, the Company decided to record the respective actuarial liabilities as from

January 1, 2002, in accordance with the above-mentioned reported deliberation and based on studies by independent actuaries.

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30% of taxable income, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to market value and futures contracts have their positions adjusted to market daily by the Futures and Commodities Exchange (“BM&F”) with recognition of gains and losses directly in results.

(m) Treasury Shares

As established by CVM Instruction 10/80, treasury shares are recorded at acquisition cost.

(n) Estimates

Pursuant to the accounting practices followed in Brazil, the preparation of the Financial Statements requires the Company’s Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The final results may differ from these estimates.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements for the years ended December 31, 2006 and 2005 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

		Ownership interest (%)

Companies	Currency of origin	2006	2005	Main activities

Direct investment: full consolidation
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations and trading
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations and equity interest
CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
CSN I	R$	100.00	100.00	Equity interest
Sepetiba Tecon	R$	100.00	20.00	Maritime port services
Estanho de Rondônia - ERSA	R$	99.99	100.00	Mining
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Nacional Minérios	R$	99.99		Mining and equity interest
GalvaSud	R$	15.29	15.29	Steel industry

Direct investment: proportionate
consolidation
Itá Energética	R$	48.75	48.75	Electricity Generation
Companhia Ferroviária do Nordeste (CFN)	R$	45.78	49.99	Railroad transportation
MRS Logística	R$	32.93	32.22	Railroad transportation

Indirect investment: full consolidation
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations and trading
CSN Iron	US$	100.00	100.00	Financial operations
CSN LLC	US$	100.00	100.00	Steel industry
CSN LLC Holding Corp	US$	100.00	100.00	Equity interest
CSN Partner LLC	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
Jaycee	EUR	100.00	100.00	Financial operations and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Hickory	EUR	100.00		Financial operations and trading
Lusosider Projetos Siderúrgicos	EUR	100.00		Equity Interest
Lusosider Aços Planos	EUR	99.93		Steel industry
CSN Finance	GBP	100.00		Financial operations and equity interest
CSN Holdings	GBP	100.00		Financial operations and equity interest
Cia Metalúrgica Prada	R$	100.00		Package production
GalvaSud	R$	84.71	84.71	Steel industry
Sepetiba Tecon	R$		80.00	Maritime port services

Indirect investment:
proportionate consolidation
Lusosider Projetos Siderúrgicos	EUR		50.00	Equity Interest

Lusosider Aços Planos	EUR		49.97	Steel Industry

The Financial Statements prepared in US dollars, in Euros and in Great Britain Pounds were translated to Brazilian currency at the exchange rate as of December 31, 2006 – R$/US$2.138 (R$/US$2.3407 in 2005), R$/EUR2.82024 (R$/EUR2.76905 in 2005) and R$GBP4.18535 (R$/GBP4.02202 in 2005).

The gains and losses from this translation were recorded in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity. These financial statements were prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated financial statements, the consolidated intercompany balances were eliminated, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits resulting from operations among these companies.

Pursuant to the CVM Instruction 408/04 the Company consolidates the financial statements of the exclusive investment funds.

The reference date for the subsidiaries’ and jointly-owned subsidiaries’ financial statements coincides with that of the parent company.

The reconciliation between shareholders’ equity and net income for the year of the parent company and consolidated is as follows:

	Shareholder's Equity		Net income in the period

	2006	2005	2006	2005

Parent Company	6,226,576	6,535,190	1,169,366	1,878,758
Elimination of profits on
inventories	(102,432)	(62,749)	(1,841)	126,524

Consolidated	6,124,144	6,472,441	1,167,525	2,005,282

4. RELATED PARTY TRANSACTIONS

Purchase trade transactions, sale of products and inputs and contracting of services with subsidiaries are performed under usual conditions applicable to non-related parties, such as prices, terms, charges, quality etc. The main loans and financing operations and mutual contracts are as follows:

a) Assets

Companies	Accounts	Financial	Mutual (1)	Debentures	Dividends	Advance for future capital	Advance to	Total
	receivable	Investments			receivable	increase	suppliers

CSN Export	980,494							980,494
Exclusive Funds		383,290						383,290
INAL	46,893				82,302		139	129,334
CFN	87		116,177			53,267		169,531
MRS Logistica	113				84,617		23,099	107,829
Sepetiba Tecon	1,005			36,000		62,785	299	100,089
CSN Cimentos			12,248			31,104		43,352
CSN Energia					26,973			26,973
Jaycee	10,492							10,492
Cia. Metalic Nordeste	2,425		7,072					9,497
Cia. Metalurgia Prada	5,859							5,859
GalvaSud	3,558				156			3,714
INAL Nordeste	3,388							3,388
Ita Energética					3,286			3,286
Ersa	5				110		3,043	3,158
Other (*)	672				860			1,532

Total in 2006 Advance	1,054,991	383,290	135,497	36,000	198,304	147,156	26,580	1,981,818

Total in 2005	1,260,297	188,248	80,715	36,000	140,924	114,721	2,103	1,823,008

(1) Receivable mutual agreements with related parties are restated by 101% of CDI.
(*) Other: CSN LLC, CSN I and CBS Previdência

b) Liabilities

		Loans and financing				Accounts	Suppliers
					Derivatives	payable

Companies			Loans from Investees			Mutual (3) / Inter company accounts			Total
	Prepayment	Fixed Rate		Intercompany			Investees’
	(1)	(2)		Bonds (2)	Swap		Inventories	Other
		Notes

CSN Steel	1,241,257	657,132				280,727			2,179,116
CSN Iron				1,292,230					1,292,230
CSN Islands VIII		1,063,662			117,653	1,964			1,183,279
CSN Export	1,120,053					11,576			1,131,629
CSN Islands VII		582,780			24,724				607,504
Jaycee			22,431			324,556			346,987
Cinnabar	227,099		72,125			43,204			342,428
CBS Previdência								286,941	286,941
MRS Logística								51,968	51,968
CSN Energia						22,831			22,831
Aceros						21,493			21,493
GalvaSud								12,228	12,228
INAL Nordeste							3,930	1,626	5,556
Other (*)								455	455

Total in 2006	2,588,409	2,303,574	94,556	1,292,230	142,377	706,351	3,930	353,218	7,484,645

Total in 2005	2,875,662	2,533,092	88,499	1,414,743		786,461	29,635	262,794	7,990,886

(1) Information referring to loan agreements with related parties.
Jaycee (part): semiannual Libor + 3% p.a. with indeterminate maturity.
Jaycee (part): semiannual Libor + 2.5% p.a. with maturity on 9/15/2011.
Cinnabar (part): semiannual Libor + 3% p.a. with indeterminate maturity and IGPM + 6% p.a. with indeterminate maturity.
CSN Export: semiannual Euribor + 0.5% p.a. with indeterminate maturity.

(2)Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity on 6/1/2007.
Contracts in YEN - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
Contracts in YEN - CSN Steel: interest of 1.5% p.a. with maturity on 7/13/2010.

(3) Contracts in US$ - CSN Export: interest of 6.15% to 7.46% p.a. with maturity on 5/6/2015
Contracts in US$ - CSN Cinnabar: interest of 5.07% to 8.71% p.a. with maturity on 6/28/2008
Contracts in US$ - CSN Steel: interest of 5.75% to 10.0% p.a. with maturity on 1/13/2017

(*) OTHER: CFN, INAL, Prada and Fundação CSN.

c) Results

	Income				Expenses

		Interest and			Interest and
Companies	Products	monetary		Products	monetary
	and	and	Total	and	and	Other	Total
	services	exchange		services	exchange
		variations			variations

CSN Export	1,594,961	(19,127)	1,575,834	1,276,727	(39,440)		1,237,287
INAL	659,504		659,504	352,303			352,303
GalvaSud	139,295		139,295	242,287			242,287
Cia. Metalúrgica
Prada	135,325		135,325
Cia. Metalic Nordeste	53,522	73	53,595	34,787			34,787
INAL Nordeste	25,630		25,630	19,488			19,488
MRS Logística	199	17,222	17,421	182,824			182,824
CFN		13,097	13,097
CBS Previdência						134,375	134,375
Ita Energética				85,173			85,173
CSN LLC				40,814			40,814
ERSA				23,713			23,713
Fundação CSN				5,648			5,648
Cinnabar					5,329		5,329
CSN Iron					(58)		(58)
CSN Steel					(108,504)		(108,504)
Jaycee		(8,057)	(8,057)		(31,772)		(31,772)
CSN Islands VII		(23,616)	(23,616)		(16,872)		(16,872)
CSN Islands VIII		(52,782)	(52,782)		(46,475)		(46,475)
Exclusive Funds		(557,657)	(557,657)
Sepetiba Tecon				23,857			23,857

Total in 2006	2,608,436	(630,847)	1,977,589	2,287,621	(237,792)	134,375	2,184,204

Total in 2005	3,060,124	(637,624)	2,422,500	2,590,429	(663,268)	91,730	2,018,891

5. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		Parent Company

	2006	2005	2006	2005

Short-term
Cash and Cash Equivalents
Cash and Banks	167,288	135,185	71,389	73,034

Financial Investments
In the country:
Exclusive investment funds			383,290	188,248
Brazilian government securities	833,919	695,475
Fixed income and debentures (net of provision for
probable losses and withholding income tax)	249,802	240,269	1,152	40,715
Derivatives	376	15,031

	1,084,097	950,775	384,442	228,963
Abroad:
Time Deposit	881,713	2,409,840	133,032	1,193,798
Derivatives	490,003	349,138

	1,371,716	2,758,978	133,032	1,193,798

Total Financial Investments	2,455,813	3,709,753	517,474	1,422,761

Total cash and cash equivalents and financial
investments	2,623,101	3,844,938	588,863	1,495,795

Long-term
Investment abroad	53,450	35,657
Fixed income and debentures (net of provision for
probable losses and withholding income tax)	89,673	218,605	125,673	125,639

	143,123	254,262	125,673	125,639

Total cash and cash equivalents and financial
investments	2,766,224	4,099,200	714,536	1,621,434

The Company’s Management invests financial resources, available at the parent company and subsidiaries headquartered in the country basically in exclusive investment funds, whose cash is mostly invested in purchase and sale commitments pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the Company’s and its subsidiaries’ financial resources abroad is invested in Time Deposits, with first-tier banks.

6. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	2006	2005	2006	2005

Domestic market
Subsidiaries			63,346	57,485
Other customers	765,612	879,153	427,183	639,911

	765,612	879,153	490,529	697,396
Foreign market
Subsidiaries			991,645	1,202,812
Other customers	635,920	588,098	16,327	9,135
Advance on Export Contracts (ACE)				(65,539)

	635,920	588,098	1,007,972	1,146,408
Allowance for doubtful accounts	(109,241)	(101,204)	(69,635)	(70,951)

	1,292,291	1,366,047	1,428,866	1,772,853

7. INVENTORIES

	Consolidated		Parent Company

	2006	2005	2006	2005

Finished products	554,624	556,652	308,273	367,810
Work in process	510,732	466,305	370,800	315,847
Raw materials	767,357	474,276	496,428	397,374
Supplies	465,241	352,611	385,227	295,705
Imports in transit	22,449	25,215	20,279	23,676
Provision for losses	(10,736)	(4,251)	(9,173)	(4,006)
Other	125,614	36,654	78,096

	2,435,281	1,907,462	1,649,930	1,396,406

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Consolidated		Parent Company

	2006	2005	2006	2005

Current assets
Income tax	317,042	405,034	235,030	358,950
Social contribution	112,588	98,105	82,962	80,843

	429,630	503,139	317,992	439,793

Long-term assets
Income tax	437,005	447,679	417,046	410,391
Social contribution	119,155	95,459	111,884	81,952

	556,160	543,138	528,930	492,343

Current liabilities
Income tax	93,000	93,000	93,000	93,000
Social contribution	33,480	33,480	33,480	33,480

	126,480	126,480	126,480	126,480

Long-term liabilities
Income tax	1,487,932	1,590,402	1,473,166	1,590,402
Social contribution	535,640	572,545	530,340	572,545

	2,023,572	2,162,947	2,003,506	2,162,947

	2006	2005	2006	2005

Income
Income tax	8,151	135,581	(11,013)	163,032
Social contribution	77,288	88,011	70,302	97,846

	85,439	223,592	59,289	260,878

The deferred income tax and social contribution of the parent company are shown as follows:

	2006				2005

	Income tax		Social contribution		Income tax		Social contribution

				Long-				Long-
	Current	Long-term	Current	term	Current	Long-term	Current	term

Assets
Provisions for
contingencies	13,396	159,935	4,823	57,577	10,085	93,758	3,631	35,393
Provision for interest on
own capital	43,620		15,703		64,546		23,236
Provision for payment of
private pension plans		71,735		25,824		55,850		20,106
Taxes under litigation		106,256				187,301
Tax losses	4,580				134,385
Other	173,434	79,120	62,436	28,483	149,934	73,482	53,976	26,453

	235,030	417,046	82,962	111,884	358,950	410,391	80,843	81,952

Liabilities
Income tax and social
contribution on revaluation
reserve	93,000	1,473,166	33,480	530,340	93,000	1,590,402	33,480	572,545

Following is the reconciliation between the income tax and social contribution of the parent company and consolidated, and the application of the effective rate on net income before Corporate Income tax (IRPJ) and Social Contribution (CSL):

				Consolidated
		2006		2005

	Corporate		Corporate
	Income	Social	Income	Social
	tax	contribution	tax	contribution

Income before income tax and social contribution	1,687,005	1,687,005	2,874,597	2,874,597
( - ) Interest on own capital total expense	(174,428)	(174,428)	(259,404)	(259,404)

Income before income tax and social contribution - adjusted	1,512,577	1,512,577	2,615,193	2,615,193
- Tax rate	25%	9%	25%	9%

Total	(378,144)	(136,132)	(653,798)	(235,367)
Adjustments to reflect the effective tax rate:
Income from foreign subsidiaries	(5,413)	(1,949)	91,581	32,969
Other permanent (additions) deductions	(16,052)	18,210	(80,588)	(24,112)

Consolidated current and deferred income tax and social
contribution	(399,609)	(119,871)	(642,805)	(226,510)

			Parent Company
		2006		2005

	Corporate		Corporate
	Income	Social	Income	Social
	tax	contribution	tax	contribution

Income before income tax and social contribution	1,510,308	1,510,308	2,571,741	2,571,741
( - ) Interest on own capital total expense	(174,428)	(174,428)	(259,404)	(259,404)

Income before income tax and social contribution - adjusted	1,335,880	1,335,880	2,312,337	2,312,337
- Tax rate	25%	9%	25%	9%

Total	(333,970)	(120,229)	(578,084)	(208,110)
Adjustments to reflect the effective tax rate:
Equity pick-up	62,524	22,508	(69,831)	(25,139)
Income from foreign subsidiaries	(5,413)	(1,949)	91,581	32,969
Other permanent (additions) deductions	18,428	17,159	50,138	13,493

Parent company current and deferred income tax and social
contribution	(258,431)	(82,511)	(506,196)	(186,787)

9. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

					2006			2005

Companies	Number of shares		Direct investment %	Net income (loss) for the year	Shareholders’ equity (unsecured liabilities)	Direct investment %	Net income (loss) for the year	Shareholders’ equity (unsecured liabilities)

	Common	Preferred

Steel and Corporate
GalvaSud	11,801,406,867		15.29	81,064	601,478	15.29	51,362	521,433
CSN I	9,996,751,600	1,200	100.00	40,838	579,012	100.00	15,684	539,034
CSN Steel	480,726,588		100.00	185,355	1,203,187	100.00	(58,725)	1,114,332
INAL	421,408,393		99.99	58,634	560,295	99.99	78,180	448,120
Cia. Metalic
Nordeste	87,868,185	4,424,971	99.99	12,206	114,638	99.99	(23,767)	102,411
INAL Nordeste	37,800,000		99.99	2,830	34,611	99.99	(2,929)	18,178
CSN Overseas	7,173,411		100.00	66,348	1,039,292	100.00	65,781	1,065,186
CSN Panama	4,240,032		100.00	12,438	388,104	100.00	(186,805)	411,282
CSN Energy	3,675,319		100.00	(35,971)	375,278	100.00	5,110	450,239
CSN Export	31,954		100.00	10,503	96,430	100.00	16,873	94,074
CSN Islands VII	1,000		100.00	878	656	100.00	(5)	(243)
CSN Islands VIII	1,000		100.00	2,274	4,522	100.00	20,632	2,462
CSN Islands IX	1,000		100.00	(15,129)	10,735	100.00	30,518	28,316
CSN Islands X	1,000		100.00	(4,027)	(25,997)	100.00	(24,055)	(24,053)

Logistics
MRS Logistica	188,332,667	151,667,333	32.93	540,940	913,210	32.22	410,254	629,217
CFN	118,939,957		45.78	(60,704)	(90,257)	49.99	(56,890)	(102,252)
Sepetiba Tecon	62,220,270		100.00	38,938	26,866	20.00	6,333	(12,072)
Energy
Itá Energética	520,219,172		48.75	28,380	567,580	48.75	33,344	545,941
CSN Energia	1,000		99.90	3,566	90,895	99.90	3,295	117,306

Mining
ERSA	34,236,307		99.99	2,072	20,093	100.00	611	19,442
Nacional Minérios	8,000,000		99.99		8,000

Cement
CSN Cimentos	376,337		99.99	(14,117)	(39,353)	99.99	37,543	3,263

b) Investments breakdown

		2005					2006

	Initial	Provision		Equity	Goodwill
Companies	investment	for losses	Addition	pick-up and	(1)	Final	Provision
	balance	balance	(write-off)	provision	amortization	investment	for losses
				for losses		balance	balance

Steel and Corporate

GalvaSud(2)	79,727		(156)	12,395		91,966
CSN I(2)	539,034		(860)	40,838		579,012
CSN Steel	1,114,332			88,855		1,203,187
INAL(3)	448,119		53,542	58,634		560,295
Cia. Metalic Nordeste	168,794			12,206	(33,186)	147,814
INAL Nordeste(4)	18,178		10,995	5,438		34,611
CSN Overseas	1,065,186			(25,894)		1,039,292
CSN Panama	411,282			(23,178)		388,104
CSN Energy	450,239			(74,961)		375,278
CSN Export	94,074			2,356		96,430
CSN Islands VII		(243)		899		656
CSN Islands VIII	2,462			2,060		4,522
CSN Islands IX	28,316			(17,581)		10,735
CSN Islands X		(24,053)		(1,944)			(25.997)

	4,419,743	(24,296)	63,521	80,123	(33,186)	4,531,902	(25.997)
Logistics
MRS Logistica(7)	202,756		(80,161)	178,141		300,736
CFN (5)		(51,123)	37,593	(27,792)			(41.322)
Sepetiba Tecon(6)		(2,414)	21,493	7,787		26,866

	202,756	(53,537)	(21,075)	158,136		327,602	(41.322)
Energy
Itá Energética(2)	266,146		(3,286)	13,835		276,695
CSN Energia(2)	117,190		(29,948)	3,563		90,805

	383,336		(33,234)	17,398		367,500
Mining
ERSA	89,788		(110)	762	(16,234)	74,206
Nacional Minérios			7,999			7,999

	89,788		7,889	762	(16,234)	82,205
Cement

CSN Cimentos	3,262			(42,616)			(39.354)

	3,262			(42,616)			(39.354)

	5,098,885	(77,833)	17,101	213,803	(49,420)	5,309,209	(106.673)

					164,383	5,309,209	(106,673)

(1)	This comprises the balance of the parent company’s equity in the earnings of subsidiary and associated companies. The balances of consolidated goodwill are shown in item (e) of this note.
(2)	Dividends proposed by investees in 2006.
(3)	The net addition refers to the capital increase in the amount of R$135.834, with the issuance of 95,723,258 common shares, upon assignment of credits CSN held against Cia Metalúrgica Prada, gain in the percentage variation in the amount of R$10 and proposed dividends in the amount of R$82,302.
(4)	The addition refers to the payment of capital in the amount of R$10,995, with the issuance of 36,700,000 common shares.
(5)	The net addition refers to the capital increase in the amount of R$36,341, with the issuance of 36,301,709 common shares, upon capitalization of AFAC and gain in the percentage variation in the amount of R$1,252.
(6)	The addition refers to the purchase of CSN Aceros’ shares, in the amount of R$21,493.
(7)	The net write-off refers to proposed dividends in the amount of R$86,109 and to the gain in percentage variation in the amount of R$1,595.

c) Additional Information on the main subsidiaries

• GalvaSud

Incorporated in 1998, GalvaSud started its operations in December 2000 and operates a galvanization line by hot immersion, a blank cut line and a weld laser line directed mainly to the automotive industry, and it also operates service centers for steel product processing.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of GalvaSud’s capital, paid with credits related to the full payment of all financial debts of the Company, and also acquired the totality of shares of the company.

CSN is the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.

• Indústria Nacional de Aços Laminados – INAL

Company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais, aims to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center.

• Cia Metalic Nordeste

Cia. Metalic Nordeste, acquired in 2002, is a company based in Maracanaú, State of Ceará, which has as main objective the manufacturing of two-piece steel cans and investment in other companies.

• Sepetiba Tecon

Acquired in 1998, through a privatization auction, its objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to Presidente Vargas Steelworks by the Southeast railroad network.

• CSN Energia

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest. The Company maintains a balance receivable related to the electric energy sale under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de

Energia Elétrica”) – CCEE, in the amount of R$74,150 on December 31, 2006 (R$88,711 on December, 31 2005), out of which R$10,952 are provisioned with the existence of judicial collection related to defaulting customers.

From the balance receivable on December 31, 2006, the amount of R$59,129 (R$59,129 in 2005) is due by concessionaires with injunctions suspending the corresponding payments. The Company’s Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the industry official entities.

• CSN Cimentos

In March 2005, the company previously named FEM – Projetos, Construções e Montagens changed its name to CSN Cimentos. Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business under implementation which will have as main purpose the production and trading of cement and it will use the blast furnace slag from the production of pig iron at Presidente Vargas Steelworks for the manufacturing of clinker, raw material of cement.

• ERSA – Estanho de Rondônia

Acquired in April 2005, the Company, which is headquartered in the State of Rondônia, has as its main purpose the operation of the cassiterite (tin ore) mine in Santa Bárbara – State of Rondônia and casting in which metal tin is obtained in Ariquemes – State of Rondônia, which is one of the main raw materials used in CSN for the production of tin plates.

• INAL Nordeste

In March 2005, the Company previously named CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste. Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region.

• Cia Metalúrgica Prada

Companhia Metalúrgica Prada was acquired in June 2006 through the subsidiary INAL. The company, headquartered in the city of São Paulo, has branches in the States of São Paulo and Minas Gerais. The Company is a manufacturer of metallic packages and it produces more than 1 billion units per year.

• Nacional Minérios

The company incorporated on November 3, 2006, it is headquartered in the city of Congonhas, State of Minas Gerais, acting in the trading of iron ore obtained from small mining companies or other companies trading iron ore, focused on exports.

d) Additional information on the main jointly-owned subsidiaries

The amounts of balance sheets and statements of income of companies which control is shared are shown as follows. The amounts were consolidated at the Company’s statements according to the stake percentage described in item (a) of this Note.

	2006			2005

	CFN	MRS	ITASA	CFN	MRS	ITASA

Current Assets	63,193	725,516	74,786	69,303	623,343	66,067
Non-Current Assets	273,012	1,732,891	1,026,705	215,705	1,409,531	1,073,610
Long-Term Assets	37,841	269,363	3,743	30,105	288,728	9,521
Investments, Property, Plant and
Equipment and Deferred	235,171	1,463,528	1,022,962	185,600	1,120,803	1,064,089

Total Assets	336,205	2,458,407	1,101,491	285,008	2,032,874	1,139,677

Current Liabilities	25,129	980,013	109,534	26,679	911,694	104,004
Non-Current Liabilities	401,333	565,184	424,377	360,581	491,963	489,732

Shareholders’ Equity	(90,257)	913,210	567,580	(102,252)	629,217	545,941

Total Liabilities and Shareholders’ Equity	336,205	2,458,407	1,101,491	285,008	2,032,874	1,139,677

• CFN

Acquired in 1997 through a privatization auction, it has as its main objective the exploration and development of the public service to railroad transportation of load for the Northeast network. In 2006, the merger of Transnordestina into CFN was authorized, which allowed CFN to concentrate its activities and that of its subsidiary, Transnordestina, into one single company. Besides, as a result of that merger, BNDESPar became holder of a direct investment in CFN, thus allowing money from FINOR (Northeast Investment Fund) to be used in the construction of the “Transnordestina” project.

• MRS Logística

The Company’s main objective is to explore and develop public service to railroad transportation of load for the Southeast network. MRS transports to Presidente Vargas (UPV) Steelworks in Volta Redonda the iron ore from Casa de Pedra and raw material imported through Itaguaí Port. It also links the UPV steelworks to the Rio de Janeiro and Santos ports and also to other load terminals in the State of São Paulo, CSN’s principal market.

• Itasa

Itasa (Itá Energética S.A.) holds a 60.5% stake in the Consortium Itá created for the exploration of Itá Hydroelectric Plant pursuant to the concession agreement as of December 28, 1995, and its addendum #1 dated as of July 31, 2000 and entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, previously named Tractebel Energia S.A.) and the Brazilian Agency of Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a special purpose company originally organized to make feasible the construction of UHE Itá, the contracting of supply of goods and services necessary to carry out the venture and the acquisition of financing by offering the corresponding guarantees.

e) Goodwill on acquisition of investments

On December 31, 2006, the Company maintained on its consolidated balance sheet the amount of R$277,465 (R$269,449 in 2005), net of amortization mainly related to goodwill based on the expectation of future profits, with amortization estimated at five years.

	Balance as	Additions	Amortizations/	Balance as	Investor
	of 2005		write-off	of 2006

Goodwill (negative goodwill)
on investments:

Parent company
Ersa	70,346		(16,234)	54,112	CSN
Metalic	66,372		(33,186)	33,186	CSN
Sub-total parent company	136,718		(49,420)	87,298
GalvaSud	97,443		(27,840)	69,603
Tangua / LLC	39,931		(16,331)	23,600	CSN Panama
Prada		76,631		76,631	INAL
Lusosider	(8,521)	20,320	6,517	18,316	CSN Steel
Other	3,878	20,141	(22,002)	2,017	INAL

Total consolidated	269,449	117,092	(109,076)	277,465

f) Other investments

Acquisition of 34,072,613 shares of Corus Group PLC in December 2006, corresponding to an addition of R$678,155 and other investments in the amount of R$2,054.

g) Additional information on indirect participations abroad:

• CSN LLC

The company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant located in Terre Haute, State of Indiana – USA. It is a complex comprising cold rolling, hot coil pickled line and galvanization line. The Company holds an indirect and wholly-owned stake in CSN LLC by means of the subsidiary CSN Panama.

• Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Empresa de Produtos Planos (flat products company), privatized in that year by the Portuguese Government. Located in Seixal, Portugal it is engaged in galvanization line and tin plates.

In 2003, the Company acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos, which represented 50% of the total capital of Lusosider and on August 31, 2006, the Company acquired the remaining shares and began to have full control of Lusosider Projectos Siderúrgicos S.A.. The acquisitions were made through CSN’s subsidiary CSN Steel.

10. PROPERTY, PLANT AND EQUIPMENT

			Parent Company

	Effective rate	2006			2005

	for depreciation,		Accumulated
	depletion and	Reevaluated	depreciation,
	amortization	Cost	depletion	Net	Net
	(% per year)		and
			amortization

Machinery and equipment	6.71	11,408,101	(2,339,937)	9,068,164	9,349,820
Mines and mineral deposits	0.45	1,239,084	(18,779)	1,220,305	1,225,450
Buildings	3.39	937,652	(98,842)	838,810	836,323
Land		144,925		144,925	143,941
Other assets	20.00	210,634	(99,421)	111,213	98,644
Furniture and fixtures	10.00	100,290	(88,325)	11,965	13,962

		14,040,686	(2,645,304)	11,395,382	11,668,140

Property, plant and
equipment in progress		636,411		636,411	352,025

		14,677,097	(2,645,304)	12,031,793	12,020,165

				Consolidated

			2006	2005

Machinery and equipment	12,720,839	(2,870,792)	9,850,047	10,035,680
Mines and mineral deposits	1,239,084	(18,779)	1,220,305	1,232,048
Buildings	1,492,988	(207,378)	1,285,610	1,259,755
Land	183,877		183,877	162,768
Other assets	909,184	(312,849)	596,335	503,614
Furniture and fixtures	123,345	(104,165)	19,180	20,297

	16,669,317	(3,513,963)	13,155,354	13,214,162

Property, plant and
equipment in progress	792,907		792,907	424,038

	17,462,224	(3,513,963)	13,948,261	13,638,200

Based on the appraisal report prepared by expert consultants issued on December 11, 2006, approved by the Management, the Company recorded a R$43,934 reduction in the revalued assets of the electric energy generation and stem thermal plant- CTE-II–, located in the CSN’s Presidente Vargas Steelworks in Volta Redonda, Rio de Janeiro. The assets net value prior to the revaluation was R$830,211 and the new report set the value of R$786,277.

At the Extraordinary General Meeting held on April 29, 2003, pursuant to paragraphs 15 and 17 of CVM Deliberation 183/95, shareholders approved the appraisal report of the land, machinery and equipment, facilities, real properties and buildings, existing in the CSN's Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report set out an addition of R$4,068,559, composing the new amount of the assets.

Up to December 31, 2006, the assets provided as collateral for financial operations amounted to R$47,985.

Depreciation, depletion and amortization expenses in 2006 (parent company) amounted to R$730,911 (R$720,000 in 2005), out of which R$719,494 (R$708,604 in 2005) was charged to production costs and R$11,417 (R$11,396 in 2005) was charged to selling, general and administrative expenses (amortization of deferred charges not included).

On December 31, 2006, the Company had R$6,337,202 (R$6,806,147 in 2005) of revaluation of own net depreciation assets.

11. DEFERRED CHARGES

	Consolidated		Parent Company

	2006	2005	2006	2005

Information technology projects	104,451	163,799	104,451	153,210
( - ) Accumulated amortization	(86,621)	(125,311)	(86,621)	(114,722)
Expansion projects	193,748	188,508	193,748	188,508
( - ) Accumulated amortization	(92,752)	(61,559)	(92,752)	(61,559)
Pre-operating expenses	130,480	129,866
( - ) Accumulated amortization	(83,487)	(70,985)
Other projects	192,231	191,484	84,908	78,585
( - ) Accumulated amortization	(90,762)	(104,161)	(26,657)	(49,122)

	267,288	311,641	177,077	194,900

Information technology projects are represented by projects of automation and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

The expansion projects disclosed on December 31, 2006 are primarily related to the expansion of the production capacity of Casa de Pedra mine and enlargement of Itaguaí port for the outflow of part of such production.

Amortization of information technology projects and of other projects in 2006 amounted to R$59,974 (R$57,879 in 2005), of which R$47,731 (R$44,896 in 2005) is charged to production costs and R$12,243 (R$12,983 in 2005) to selling, general and administrative expenses.

Amortization is made on a straight-line basis by the time expected for future benefit and cash used in deferred assets will be amortized periodically within terms no longer than 10 years.

12. LOANS AND FINANCING

			Consolidated				Parent Company

	Current Liabilities		Long-term liabilities		Current Liabilities		Long-term liabilities

	2006	2005	2006	2005	2006	2005	2006	2005

FOREIGN CURRENCY
Long-Term Loans
Advance on Export
Contracts	131,137		299,320		131,137		299,320
Prepayment	173,469	104,371	1,363,037	1,429,601	316,598	635,354	2,688,597	2,415,035
Perpetual Bonds	32,159	35,208	1,603,500	1,755,525
Fixed Rate Notes	239,656	72,893	2,619,050	3,053,052	1,323,433	31,334	2,276,271	3,919,097
Import Financing	90,800	56,705	166,204	261,634	86,125	44,196	135,439	229,428
Bilateral		46,019				46,019
Other	9,938	30,915	926,201	116,874	9,346	5,366	13,929	17,871

	677,159	346,111	6,977,312	6,616,686	1,866,639	762,269	5,413,556	6,581,431

LOCAL CURRENCY
Long-Term Loans
BNDES/Finame	77,918	36,595	301,660	277,561	32,511
Debentures (Note 13)	85,583	705,517	995,679	425,517	36,240	661,920	897,141	286,176
Other	21,065	21,173	70,166	14,248	85,325	78,036	5,600	6,300

	184,566	763,285	1,367,505	717,326	154,076	739,956	902,741	292,476

Total Loans and
Financing	861,725	1,109,396	8,344,817	7,334,012	2,020,715	1,502,225	6,316,297	6,873,907

Derivatives	218,762	355,097			142,377	139,399

Total Loans and
Financing + Derivatives	1,080,487	1,464,493	8,344,817	7,334,012	2,163,092	1,641,624	6,316,297	6,873,907

On December 31, 2006, the long-term amortization schedule, by year of maturity, is as follows:

	Consolidated		Parent Company

2008	2,164,152	25.9%	1,599,439	25.3%
2009	364,973	4.4%	262,934	4.2%
2010	344,332	4.1%	935,094	14.8%
2011	567,306	6.8%	238,580	3.8%
2012	850,428	10.2%	853,453	13.5%
After 2012	2,450,126	29.4%	2,426,797	38.4%
Perpetual Bonds	1,603,500	19.2%

	8,344,817	100.0%	6,316,297	100.0%

Interest is applied to loans and financing and debentures (Note 13), at the following annual rates on December 31, 2006:

	Consolidated		Parent Company

		Foreign		Foreign
	Local Currency	Currency	Local Currency	Currency

Up to 7%	63,021	2,544,746	12,046	3,470,905
From 7.1 to 9%	121,204	616,734	111,391	2,069,624
From 9.1 to 11%	486,562	4,492,990	299,398	1,739,665
Over 11%	880,815		633,984
Variable		219,232		142,376

	1,551,602	7,873,702	1,056,819	7,422,570

		9,425,304		8,479,389

Breakdown of total loans, contracted financing and debentures (Note 13) by currency/index of origin (unaudited):

	Consolidated		Parent Company

	2006	2005	2006	2005

Domestic Currency
CDI	7.49	8.49	7.48	7.75
IGPM	4.27	5.03	4.46	4.23
TJLP	4.11	3.83	0.38
IGP-DI	0.13	0.17	0.14	0.15
Other currencies
	16.00	17.52	12.46	12.13

Foreign Currency
US dollar	81.11	81.45	58.55	55.73
Yen	0.47	0.49	27.21	30.26
Euro	0.10	0.54	0.11	0.23
Other currencies	2.32		1.67	1.65
	84.00	82.48	87.54	87.87

	100.00	100.00	100.00	100.00

In July 2005, the Company issued through its subsidiary CSN Islands X Corp. perpetual bonds amounting to US$750 million. These bonds with indeterminate maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after five (5) years, on the interest maturity dates.

On December 31, 2006, loans with certain agents contain certain restrictive clauses, which are being complied with.

The Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and other foreign currency.

The loans, financing and debentures (Note 13) recorded in balance sheet accounts as of December 31, 2006, whose estimated market value differs from the book value, are as follows:

	Consolidated		Parent Company

	Book Value	Market Value (unaudited)	Book Value	Market Value (unaudited)

Loans, financing and debentures (short and long-term)	9,425,304	9,836,249	8,479,389	8,938,896

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and securitization operations (exports), as shown in the following table. This amount does not consider the guarantees provided to subsidiaries mentioned in note 15.

	2006	2005

Property, Plant and Equipment	47,985	47,985
Personal Guarantee	77,087	125,239
Imports	144,477	222,945
Securitizations (Exports)	3,005,196	3,050,389

	3,274,745	3,446,558

The most significant amortizations and loans in the current year are as follows:

				Amortizations

Company	Description	Principal (in million)	Settlement	Interest rate (p.a.)

CSN Export	Securitization	US$28	Feb, May, Aug and Nov/ 2006	7.28%

CSN	Commercial Paper	JPY43,230	Dec / 2006	0.45%

CSN	Debentures 2nd issuance	R$400	Dec / 2006	107% CDI CETIP

CSN	Debentures 3rd issuance 1st tranche	R$250	Dec / 2006	106.5% CDI CETIP

					Loans

Company	Description	Principal (in million)	Issuance	Term	Maturity	Interest rate (p.a.)

CSN	Debentures 4th issuance	R$600	Feb / 2006	6 years	Feb / 2012	103.6% CDI

CSN	Commercial Paper	JPY43,230	Jun / 2006	6 months	Dec / 2006	0.45%

CSN Steel	Revolving Credit Facility	US$300	Nov / 2006	3 months	Feb / 2007	6.58%

CSN	Advance on Export Contracts	US$200	Nov / 2006	From 1 to 2 years	Nov / 2007 to Dec / 2008	5.55% to 5.85%

CSN	Prepayment	US$100	Nov / 2006	7 years	Nov / 2013	6.18%

CSN Steel	Import Note	US$100	Dec / 2006	5 years	Dec / 2011	5.99%

On December 23, 2005, the Company was granted a credit line named Revolving Credit Facility, with maturity on December 23, 2008. We are currently using the totality of this operation, in the amount of US$300,000 thousand.

The funds raised in 2006 were used in working capital, increasing the company’s liquidity.

13. DEBENTURES

First issuance

The first issuance was redeemed in the totality of debentures, representing a total of fifty-four thousand (54,000) debentures on October 4,2004.

Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified on December 5, 2003, the Company issued, on December 1, 2003, 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 9 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders’ Equity as Capital Reserve, subsequently used in the stock buyback program.

The debentures of this issuance were redeemed on December 1, 2006 and compensation interest applied to the face value balance of these debentures represents 107% of the CDI Cetip, as provided for in the Deed.

Third issuance

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10. Such debentures were issued for the total value of issue of R$500,000. The credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve, subsequently used in the stock buyback program.

The 1st tranche debentures of this issue were redeemed on December 01,2006, as provided for by deed and compensation interest corresponding to 106.5% of Cetip’s CDI incurred on such debentures until the redemption date.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a.. and its maturity is scheduled for December 1, 2008.

Fourth issuance

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006 amounting to R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the issuance date and the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve and subsequently used in the stock buyback program.

Compensation interest is applied to the face value balance of these debentures, representing 103.6% of the Cetip’s CDI, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

14. DERIVATIVES AND FINANCIAL INSTRUMENTS

General considerations

The Company’s business includes mainly the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks’ needs. To finance its activities, the Company often resorts to the capital market, local as well as international, and, due to the debt profile it seeks, most of the Company’s debt is pegged to the dollar. On December 31, 2006, the consolidated position of the outstanding derivative agreements is as follows:

	Agreement			Market Value

	Maturity	Reference Value	Book Value

Variable income swap (*)	Jul 27/2007	US$49,223 thousand	R$490,003	R$490,003

Gains and losses are
Interest derivatives listed on BM&F		R$1,730,000		daily settled, according
(DI) - contracted by exclusive funds		thousand	R$376	to variations in the
	Jan/2008			market contract value

	Jan	US$1,453,428
	2/2007	thousand	(R$207,621)	(R$207,621)
Exchange swaps registered with	Apr	US$50,000
CETIP (contracted by exclusive	2/2007	thousand	(R$2,258)	(R$2,258)
funds)		US$150,000
	Jul 2/2007	thousand	(R$6,825)	(R$6,825)

(*) The non-cash swap establishes that the counterparty undertakes to pay, at the end of the contract, the variation of variable income assets, as long as the Company’s subsidiary, CSN Steel, undertakes to pay the same reference value adjusted at the fixed rate of 7.5% per annum. This amount is shown in the Marketable Securities account under current assets.

The main market risk factors that can affect the Company’s business are listed below, as well as a more detailed explanation about the derivatives associated with them:

I - Exchange risk

Although most of the Company’s revenues are denominated in Brazilian reais as of December 31, 2006, R$7,654,471 or 81% of the Company’s consolidated loans and financing (except for derivates) were denominated in foreign currency (R$6,962,797 or 79% in 2005). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using several financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, currency contracts and option exchange contracts.

a) Consolidated balance sheet classified by currency

				2006

	U.S. Dollar	Other Foreign Currencies	Reais	Total

Current Assets	2,449,237	344,403	5,134,122	7,927,762
Cash and Cash equivalents	58,637	245	108,406	167,288
Financial investments	1,118,170	253,546	1,084,097	2,455,813
Customers, net of provisions for doubtful
accounts	624,650	181	667,460	1,292,291
Inventories	465,793		1,969,488	2,435,281
Insurance Claimed			447,107	447,107
Deferred Income Tax/Social Contribution	33,204		396,426	429,630
Other	148,783	90,431	461,138	700,352
Non-current Assets	452,646	678,154	15,969,739	17,100,539
Long-term Assets	131,352		1,795,964	1,927,316
Financial Investments	53,450		89,673	143,123
Deferred Income Tax/Social Contribution			556,160	556,160
Other	77,902		1,150,131	1,228,033
Investments, Property, Plant and Equipment
and Deferred Assets	321,294	678,154	14,173,775	15,173,223

Total Assets	2,901,883	1,022,557	21,103,861	25,028,301

Current Liabilities	1,957,883	33,022	2,326,875	4,317,780
Loans, Financing and Debentures	677,159	2,047	401,281	1,080,487
Suppliers	1,183,562	29,723	355,046	1,568,331
Other	97,162	1,252	1,570,548	1,668,962
Non-current Liabilities	6,977,427		7,608,950	14,586,377
Loans, Financing and Debentures	6,977,312		1,367,505	8,344,817
Contingent Liabilities- Net of Deposits	59		3,747,947	3,748,006
Deferred Income Tax/Social Contribution			2,023,572	2,023,572
Other	56		469,926	469,982
Shareholders’ Equity	(62,177)		6,186,321	6,124,144

Total Liabilities and Shareholders’ Equity	8,873,133	33,022	16,122,146	25,028,301

II - Credit risk

The credit risk exposure with financial instruments is managed through restrictions of counterpart to large financial institutions with high quality of credit. Thus, Management believes that the risk of non-compliance by the counterpart is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of customers, as well as the diversification of its accounts receivable and the control on sales financing conditions through business segment are procedures adopted by CSN to minimize occasional problems with its customers. Since part of the Companies’ funds are invested in Brazilian government securities, there is exposure to the credit risk with the government.

III - Fair value

The fair values were calculated according to the conditions in the local and foreign markets as of December 31, 2006, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. All transactions carried out in non-organized markets (over-the-counter markets) were made with financial institutions previously approved by the Company’s Board of Directors.

15. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$5,570 million, for guarantees provided:

		In millions

Companies				Maturity	Conditions
	Currency	2006	2005

CFN	R$	18.0	18.0	9/24/2007	BNDES loan guarantees
CFN	R$	23.0	23.0	4/5/2007	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	2/21/2008	BNDES loan guarantees
CFN	R$	19.2	19.2	4/3/2007	BNDES loan guarantees
CFN	R$	50.0	50.0	11/29/2007	BNDES loan guarantees
CFN	R$	13.0		11/15/2015	BNDES loan guarantees
CFN	R$	20.0		11/15/2020	BNDES loan guarantees
CSN Cimentos	R$	29.0	27.0	Indeterminate	Guarantee for execution of outstanding debt with INSS
CSN Cimentos	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax
					foreclosure
INAL	R$	2.8	2.8	Indeterminate	Collateral signature in guarantee contract for tax
					foreclosure
INAL	R$	6.1	6.1	Indeterminate	Collateral signature in guarantee contract for tax
					foreclosure
INAL	R$	0.3		Indeterminate	Collateral signature in guarantee contract for tax
					foreclosure
INAL	R$	0.1		Indeterminate	Collateral signature in guarantee contract for tax
					foreclosure
Sepetiba Tecon	R$	15.0		5/5/2011	Guarantee by CSN for issuance of Export Credit Note

Total in R		240.8	190.4

CSN Iron	US$	79.3	79.3	6/1/2007	Promissory note of Eurobond operation
CSN Islands VII	US$	275.0	275.0	9/12/2008	Guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee by CSN in Bond issuance
CSN Islands IX	US$	400.0	450.0	1/15/2015	Guarantee by CSN in Bond issuance
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee by CSN in Bond issuance
					Guarantee by CSN in withdrawal of Revolving Credit
CSN Steel	US$	300.0		12/23/2008	Facility
CSN Steel	US$	100.0		12/22/2011	Guarantee by CSN in issue of Import Note
CSN Steel	US$	20.0	20.0	10/29/2009	Guarantee by CSN in issue of Promissory Notes
INAL	US$	1.4	1.4	3/26/2008	Personal guarantee for equipment financing
Sepetiba Tecon	US$	16.7	16.7	9/15/2012	Personal guarantee for equipment acquisition and
					terminal implementation
Sepetiba Tecon	US$	0.4		2/21/2007	Guarantee by CSN for issuance of Import Letter of
					Credit

Total in US		2,492.8	2,142.4

16. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving a large number of actions, claims and complaints. Details of the amounts provided and their respective judicial deposits related to those claims are shown below:

			2006			2005

	Judicial	Contingent	Net	Judicial	Contingent	Net
	Deposits	Liabilities	Contingencies	Deposits	Liabilities	Contingencies

Short term
Contingencies:
Labor	(22,080)	37,487	15,407	(17,618)	27,170	9,552
Civil	(10,859)	16,097	5,238	(9,544)	13,281	3,737

Parent Company	(32,939)	53,584	20,645	(27,162)	40,451	13,289

Consolidated	(32,939)	54,810	21,871	(42,267)	61,032	18,765

Long-term
Contingencies:
Environmental	(138)	52,670	52,532	(138)	24,062	23,924
Tax	(1,149)	1,381	232		558	558

	(1,287)	54,051	52,764	(138)	24,620	24,482
Legal liabilities questioned in court:
Tax
IPI premium credit		1,445,537	1,445,537		818,242	818,242
IPI presumed credit		942,964	942,964		708,633	708,633
CSL credit over exports		787,500	787,500		547,766	547,766
PIS / COFINS Law 9,718/99		317,947	317,947		292,363	292,363
SAT	(27,219)	95,234	68,015	(23,245)	76,699	53,454
Education Allowance	(33,121)	33,121		(33,121)	33,121
CIDE	(23,895)	23,895		(22,786)	22,786
Income tax “Plano Verão”	(20,892)	20,892		(60,573)	60,573
CPMF					370,616	370,616
Income tax / full tax losses
carryforward					193,218	193,218
Other liabilities	(2,213)	51,972	49,759	(3,158)	44,317	41,159

	(107,340)	3,719,062	3,611,722	(142,883)	3,168,334	3,025,451

Parent Company	(108,627)	3,773,113	3,664,486	(143,021)	3,192,954	3,049,933

Consolidated	(134,372)	3,877,086	3,742,714	(159,585)	3,250,526	3,090,941

Total short term + long term –
Parent Company	(141,566)	3,826,697	3,685,131	(170,183)	3,233,405	3,063,222

Total short term + long term-
Consolidated	(167,311)	3,931,896	3,764,585	(201,852)	3,311,558	3,109,706

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. Additionally, it includes tax liabilities due to actions from the Company’s initiative, with appliance of Selic’s interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil, tax and environmental) in the approximate amount of R$3 billion. According to the Company’s legal counsel, there is a possible risk of losing these lawsuits, and therefore they were not provided for in accordance with accounting practices followed in Brazil.

a) Labor Litigation:

Until December 31, 2006, CSN was defendant in 8,196 labor claims (7,232 claims in 2005), which required a provision in the amount of R$37,487 (R$27,170 in 2005). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, the Company accrued the amount of R$16,097 on December 31, 2006 (R$13,281 in 2005).

c) Environmental Actions:

On December 31, 2006, the Company recorded a provision of R$52,670 (R$24,062 in 2005) for investment in environmental recovery expenditures, mainly related to the Company’s plants in the States of Minas Gerais and Santa Catarina.

d) Tax Litigation:

• Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In 2004, the proceeding was concluded and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was granted. The proceeding is now under accounting inspection.

On December 31, 2006, the Company recorded R$326,313 (R$361,928 in 2005) as judicial deposit and a provision of R$20,892 (R$60,573 in 2005), which represents the portion not recognized by the courts.

(ii) In February 2003, the Company was charged by tax authorities related to the calculation of IRPJ and CSL of previous years in view of the fact that had tax losses carryforward above the 30% limit of taxable income, as provided for by laws.

On August 21, 2003, a decision was rendered by the second panel of the Judgment Federal Revenue Office in Rio de Janeiro related to the decision which made said tax deficiency notice null and void and a new Tax Deficiency Notice was issued about same matter in November 2003. The Company challenged such new Tax Deficiency Notice, which was rejected in administrative lower courts. An administrative appeal was brought against such decision, which was accepted in administrative appellate court on April 26, 2006, so that said Tax Deficiency Notice had favorable decision to CSN, on an irrevocable basis, and respective decision was published in November 2006. On December 31,2005, the balance of such provision was R$193,218.

(iii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004 the Company obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. On December 31, 2006, the amount of suspended liability and the offset credits based on the referred proceedings was R$787,500 (R$547,766 in 2005), plus Selic (Central Bank overnight rate).

• PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation bases, including the financial revenue of the Company. On December 31, 2006, provision amounts to R$317,947 (R$292,363 in 2005), which includes legal charges.

In February 1999, the Company obtained a favorable decision in the lower court. However, the 2nd Regional Federal Court reversed the favorable decision. Later on, the Company appealed against this decision in the Supreme Court of Justice and is currently awaiting trial.

• CPMF

The Company was questioned the enforceability of CPMF, since the amendment to Constitution 21/99 was enacted. On May 31, 2006 unfavorable decision to the Company was published and said proceeding was closed on June 30, 2006 when the Company settled the obligation related to said tax.

• CIDE – Intervention Contribution in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$23,985 on December 31, 2006 (R$22,786 in 2005), which include legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court.

• Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, judgment made final and unappealable.

In view of this fact, the Company attempted to pay the amount due, and FNDE and INSS did not reach an agreement as to whom the amounts should be paid. A fine was also demanded, but CSN did not agree.

The Company filed new proceedings to question the above-mentioned facts and deposited in court the amounts due. In the first lawsuit, the 1st level sentence was partially in favor of CSN, with the fine being disregarded but not the SELIC rate. We presented counter-arguments to the defendant’s appeal and appealed in relation to the SELIC rate. No judgment has been made regarding the other lawsuits.

The provision on December 31, 2006 amounts to R$33,121 (R$33,121 in 2005).

• SAT - Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provided as of December 31, 2006 totals R$95,234 (R$76,699 in 2005), which includes legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of the 2nd Region of the Federal Regional Court. Given the new understanding adopted by the Courts, the Company’s lawyers deem as probable the possibility of loss.

• IPI premium credit over exports

The Company brought an action claiming the right to the IPI premium credit on exports from 1992 to 2002 and in March 2003 a favorable decision was obtained authorizing the use of said credits. The Regional Federal Court – 2nd Region reversed the favorable decision for CSN.

CSN filed a special appeal to the Superior Court of Justice (“STJ”) and an extraordinary appeal to the Federal Supreme Court (“STF”), which have not yet been judged.

On December 31, 2006, the provision referring to the total of credits already offset and kept in the Company’s liabilities amounted to R$1,445,537 (R$818,242 in 2005), adjusted by the Selic rate.

• IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003 an initial decision was obtained authorizing the use of said credits. This action is currently waiting for the sentence in lower court.

On December 31, 2006, the provision related to the total credits already offset and recorded under the Company’s liabilities amounted to R$942,964 (R$708,633 in 2005), adjusted by the Selic rate.

• Other

The Company also made provision for several other lawsuits in respect of FGTS LC 110, COFINS Law 10,833/03, PIS Law 10,637/02 and PIS/COFINS Manaus Free-Trade Zone, in the amount of R$53,353 on December 31, 2006 (R$44,875 in 2005), which includes legal charges.

17. SHAREHOLDERS’ EQUITY

i. Paid-in capital stock

On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, with no reduction in the capital stock. The Company’s fully subscribed and paid-in capital stock of R$1,680,947 was then divided into 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital stock

The Company’s capital stock may be increased up to 400,000,000 shares, by issuing up to 127,932,054 new no-par book-entry shares, by decision of the Board of Directors.

iii. Revaluation reserve

This reserve covers revaluations of the Company’s fixed assets, which aimed, pursuant to CVM Deliberation 288, dated December 3,1998, to adjust the amounts of the Company’s fixed assets to the market value, enabling the Financial Statements to reflect assets value closer to their market or replacement value.

Pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), which is classified as long-term liability.

The realized portion of the revaluation reserve, by means of depreciation or assets written-off, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

iv. Treasury shares

The Board of Directors approved on May 25, 2005 for a period of 360 days the purchase of 15,000,000 shares of the Company to be held in treasury and subsequent sale and/or cancellation. Such authorization for repurchase finished on May 26, 2006, and treasury shares position on December 31,2006 was as follows:

Market value of shares on 12/31/2006 (*)
Number of	Total value	Unit cost of shares
shares purchased	paid for

(in units)	shares
		Minimum	Maximum	Average

14,654,500	676,721	35.88	56.58	46.18	953,715

(*) Average price of shares on 12/31/06 at the unit value of R$65.08 per share.

While held in treasury, the shares will have no proprietorship and/or political rights.

v. Ownership structure

On December 31, 2006, the Company’s capital was comprised as follows:

	Number of shares

		Total % of	Outstanding
	Common	shares	Shares %

Vicunha Siderurgia S.A.	116,286,665	42.74%	45.18%
BNDESPAR	17,085,986	6.28%	6.64%
Caixa Beneficente dos Empregados da CSN - CBS	11,831,289	4.35%	4.60%
Sundry (ADR - NYSE)	51,308,096	18.86%	19.93%
Other shareholders (approximately 10 thousand)	60,901,410	22.38%	23.65%

Outstanding shares	257,413,446	94.61%	100.00%
Treasury shares	14,654,500	5.39%

Total shares	272,067,946	100.00%

vi. Investment policy and payment of interest on own capital and dividends

On December 11, 2000, CSN’s Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company’s net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

18. DIVIDENDS AND INTEREST ON OWN CAPITAL

The Company’s Bylaws ensures an annual minimum dividend corresponding to 25% of net income determined as per corporate law. Nevertheless, Management is proposing to distribute amount higher than that ensured, by law as follows:

2006

Net income for the year	1,169,366
Realization of revaluation reserve (net of income tax and social contribution)	280,508
Realization of capital reserve	23,248
Interest on own capital lapsed	140
Setting up of reserve for investment	(40,000)

Basic net income to determine dividend	1,433,262

Profits distribution:
Additional Information
Mandatory minimum dividends	358,316
Proposed dividends higher than the mandatory minimum dividend	1,074,946

1,433,262

Proposed allocation:
- Prepaid dividends	748,000
- Proposed dividends	510,834
- Proposed interest on own capital	174,428

Proposed dividends and interest on own capital	1,433,262

i) PREPAID DIVIDENDS

On June 23, 2006 and August 3,2006, the Company’s Board of Directors approved, pursuant to article 31 of its Bylaws and article 204 and paragraphs 1 and 2, of Law 6404/76, the payment of dividends as prepaid dividends, in the amount of R$415,000 and R$333,000 corresponding to R$1.61219 and R$ 1.293638, respectively, per share outstanding on the date of approval of the payment.

ii) INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of accumulated profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Deliberation 207, as of December 31, 1996 and fiscal rules, the Company opted to record the interest on own capital the amount of R$174,428 in 2006, corresponding to the remuneration of R$0.67762 per share, in counter entry of the financial expenses account, and revert it on the same account, not been shown on the income statement and not generating effects on net income after IRPJ/CSL, except as to the fiscal effects, these recognized under income tax and social contribution. The Company’s management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

19. NET REVENUES AND COST OF GOODS SOLD

					Consolidated

			2006			2005

	Tons		Cost of	Tons
	(thousand)	Net revenue	Goods	(thousand)	Net revenue	Cost of
	Unaudited		Sold	Unaudited		Goods Sold

Steel products
Domestic market	2,818	5,217,001	(3,134,769)	2,875	5,822,785	(2,425,575)
Foreign market	1,567	2,548,602	(2,104,191)	1,989	3,067,065	(2,327,893)

	4,385	7,765,603	(5,238,960)	4,864	8,889,850	(4,753,468)

Other sales
Domestic market		1,182,851	(736,008)		1,062,873	(701,637)
Foreign market		91,915	(13,817)		84,864	(13,158)

		1,274,766	(749,825)		1,147,737	(714,795)

	4,385	9,040,369	(5,988,785)	4,864	10,037,587	(5,468,263)

				Parent Company

			2006			2005

	Tons		Cost of	Tons
	(thousand)	Net revenue	Goods	(thousand)	Net revenue	Cost of
	Unaudited		Sold	Unaudited		Goods Sold

Steel products
Domestic market	2,838	4,886,695	(3,156,823)	2,939	5,632,356	(2,630,265)
Foreign market	1,302	1,703,216	(1,405,099)	1,647	2,078,460	(1,552,832)

	4,140	6,589,911	(4,561,922)	4,586	7,710,816	(4,183,097)

Other sales
Domestic market		380,131	(205,141)		441,308	(252,670)
Foreign market		19,217	(13,817)		21,853	(13,158)

		399,348	(218,958)		463,161	(265,828)

	4,140	6,989,259	(4,780,880)	4,586	8,173,977	(4,448,925)

20. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company

	2006	2005	2006	2005

Financial expenses:
Loans and financing - foreign currency	(633,648)	(790,334)	(37,893)	(237,298)
Loans and financing - domestic currency	(230,771)	(173,756)	(205,081)	(167,853)
Related parties			(434,076)	(278,506)
PIS/COFINS (taxes on revenue) on financial income	(96,326)	(33,698)	(96,326)	(33,058)
Interest, fines and interest on tax in arrears	(251,473)	(119,704)	(241,454)	(110,898)

Other financial expenses	(144,612)	(240,021)	8,141	(103,258)

	(1,356,830)	(1,357,513)	(1,006,689)	(930,871)

Financial income:
Related parties			15,025
Income on financial investments, net of provision for losses	202,855	346,473	71,490	147,577
Gains (losses) on derivatives	(265,454)	(60,017)	(634,187)	(555,423)
Other income	48,197	177,403	19,966	104,672

	(14,402)	463,859	(527,706)	(303,174)

Net financial results	(1,371,232)	(893,654)	(1,534,395)	(1,234,045)

Monetary variations:
- Assets	20,396	2,757	18,046	1,485
- Liabilities	(82,240)	(19,045)	(71,920)	(14,773)

	(61,844)	(16,288)	(53,874)	(13,288)

Exchange variations:
- Assets	(307,501)	(309,135)	(108,064)	(100,450)
- Liabilities	841,052	457,903	869,860	1,037,268

	533,551	148,768	761,796	936,818

Net monetary and exchange variations	471,707	132,480	707,922	923,530

21. OTHER OPERATING EXPENSES / REVENUES

	Consolidated		Parent Company

	2006	2005	2006	2005

Other Operating Expenses	(349,737)	(27,110)	(314,067)	(10,984)
Provision for Actuarial Liabilities	(111,832)	(69,628)	(111,832)	(69,628)
Provision for Contingencies	(68,905)	165,099	(51,673)	116,141
Contractual Fines	(33,026)		(49,243)
Equipment Stoppage	(26,865)		(26,854)
Other	(109,109)	(122,581)	(74,465)	(57,497)

Other Operating Revenues	805,945	55,836	764,007	28,711
Difference in the Settlement of Loss	729,916		729,911
Indemnifications		7,862		7,772
Other Revenues	76,029	47,974	34,096	20,939

OTHER OPERATING EXPENSES /
REVENUES	456,208	28,726	449,940	17,727

22. LOSS AF-III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace #3 took place, mainly affecting the powder collecting system and interrupted the equipment production until the end of the first semiannual period. The Company has an insurance policy for loss of profits and equipment in the maximum amount of US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and the work to calculate the losses is under the final phase.

The amount of losses subject to indemnification shown by regulating bodies up to the closing date of the Financial Statements is US$445 million or R$951 million, translated by the exchange rate as of December 31, 2006. Based on insurance policy and confident as to the conclusion of studies about the loss, CSN requested and the insurance companies granted an advance of US$237 million (equivalent to R$515 million received until January 2007, of which R$476 million was received up to December 31, 2006) as advance – such amount will be deducted from losses subject to indemnification, verified during the normal course of regulation process.

Based on reports issued by independent consultants and in the confirmation of insurance coverage on the part of insurance companies, the Company recorded, on a conservative basis, on account of minimum estimate of loss of profits indemnification up to December 31, 2006, the amount of R$730 million as “Other operating revenues” and R$19 million as “Non-operating income” corresponding to the income in the write-off of damaged assets (net book value of R$174 million).

On December 31, 2006 the Company maintained balance receivable from losses claimed in the amount of R$447 million. The Company does not identify any risk in such credit, taking into account the international reputation and prestige of insurance and reinsurance companies.

23. STATEMENT OF VALUE ADDED

	Consolidated		Parent Company

	2006	2005	2006	2005

Revenues
Sales of products and services (except for refunds and
discounts)	11,117,842	12,182,539	8,653,355	10,080,163
Allowance for doubtful accounts	1,080	(3,662)	1,316	(4,144)
Nonoperating income	19,066	(7,372)	17,887	(6,292)

	11,137,988	12,171,505	8,672,558	10,069,727

Input purchased from third parties
Raw material used up	(3,999,490)	(3,847,299)	(2,483,070)	(2,241,084)
Cost of goods and services sold (except for depreciation)	(508,799)	(223,867)	(1,129,890)	(1,024,636)
Materials, energy, outsourced services and other	(888,537)	(666,551)	(641,505)	(323,720)
Assets recovery	729,916	4,653	729,916	4,653

	(4,666,910)	(4,733,064)	(3,524,549)	(3,584,787)

Gross value-added	6,471,078	7,438,441	5,148,009	6,484,940

Retentions
Depreciation, amortization and depletion	(961,393)	(924,094)	(798,473)	(783,353)

Net produced value-added	5,509,685	6,514,347	4,349,536	5,701,587

Value-added received (transferred)
Equity in the earnings of subsidiaries	(87,509)	(55,170)	164,383	(374,689)
Financial income/Exchange variations (gains)	(307,916)	160,835	(617,725)	(402,138)

	(395,425)	105,665	(453,342)	(776,827)

Total value-added to distribute	5,114,260	6,620,012	3,896,194	4,924,760

VALUE-ADDED DISTRIBUTION
Payroll and related charges	674,353	612,776	457,920	485,315
Taxes, fees and contributions	2,807,183	3,133,833	2,190,565	2,687,514
Interest and exchange variation	465,199	868,121	78,343	(126,827)
Interest on own capital and dividends	1,129,366	1,324,087	1,129,366	1,324,087
Retained earnings in the period	40,000	554,671	40,000	554,671
Unrealized profit in the period	(1,841)	126,524

	5,114,260	6,620,012	3,896,194	4,924,760

24. EMPLOYEES’ PENSION FUND

(i) Private Pension Administration

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to those of the official Pension Plan. CBS Previdência congregates CSN employees, of CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans, as follows:

35% of average salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (related to length of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan and it also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make thirteen contributions per year, being the same number of benefits paid. This plan became inactive on October 31, 1977, when the new benefit plan began, and it is in process of extinction.

Supplementary average salary plan

It is a defined benefit plan (BD), which began on November 1, 1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. This plan became inactive on December 26, 1995, because of the combined supplementary benefits plan creation.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined plan, being a Variable Contribution (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling thirteen per year. Upon retirement of the participant, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

On December 31, 2006 and 2005, the plans are as follows (unaudited):

	2006	2005

Members	20,060	18,933

In service	9,316	7,972
Retired	10,744	10,961

Distribution of members by benefit plan

35% of Average Salary Plan	5,346	5,587
Active	16	16
Beneficiaries	5,330	5,571

Supplementary Average Salary Plan	4,967	5,051
Active	38	45
Beneficiaries	4,929	5,006

Combined Supplementary Benefit Plan	9,747	8,295
Active	9,261	7,911
Beneficiaries	486	384

Linked beneficiaries:	5,495	5,397

35% of average salary plan	4,117	4,110
Supplementary average salary plan	1,305	1,227
Combined supplementary benefit plan	73	60

Total participants (members/beneficiaries)	25,555	24,330

(iii) Settlement of actuarial deficit

According to the official letter 1555/SPC/GAB/COA, as of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA as of August 28, 2002, a proposal was approved for refinancing of reserves to amortize the sponsors’ responsibility in 240 monthly and successive installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement foresees the installments prepayment in case of cash necessity in the defined benefit plan and the incorporation to the updated debit balance the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the plans’ balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371/00, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the Company’s management and its external actuaries calculated the assessment of the effects arising from this practice, and records are kept in conformity with the report dated January 10, 2007.

	Plans

	35% of	Supplementary	Combined
	Average	Average	Supplementary	Total
	Salary	Salary	Benefit

Present value of covered actuarial liabilities	276,797	1,078,116	741,878	2,096,791
Fair value of plan assets	(176,854)	(736,270)	(807,541)	(1,720,665)

Present value of liabilities in excess of assets fair value	99,943	341,846	(65,663)	376,126
Adjustments by deferrals allowed:	(28,029)	(82,970)	31,255	(79,744)
- Non-recognized actuarial gains	(28,029)	(82,970)	10,082	(100,917)
- Non-recognized past cost of service			21,173	21,173
Present value of amortizing participants’ contributions	(5,801)	(20,845)		(26,646)

Actuarial Liabilities / (assets)	66,113	238,031	(34,408)	269,736

Provisioned actuarial liabilities/ (assets) (Long-Term Liabilities/Other)	66,113	238,031	(17,204)	286,940

Actuarial Liability Recognition

The Company’s Management decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated in 2006, the amount of R$63,540 (R$22,832 in 2005), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON approved by CVM Deliberation 371/2000, which, added to related disbursements, totaled R$111,832 (R$100,042 in 2005).

The balance of the provision for coverage of the actuarial liability on December 31, 2006 amounts to R$286,940 (R$223,400 until 2005).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution, but the Company, based on its legal and actuarial advisers’ opinion understands that such amortizing contribution was duly approved by the “Secretaria da Previdência Complementar” – SPC and consequently, is legally due by the participants.

In addition, in the case of Combined Supplementary Benefit Plan, of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants’ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$17,204 in 2006 (R$13,220 in 2005).

According to actuarial calculation prepared by the method of projected credit unit, the Company will appropriate R$4,293 and sponsor’s defined contributions of the combined supplementary benefit plan are estimated at R$12,445 for the next year.

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used	Projected credit unit method

Nominal discount rate for actuarial liability	11.3% p.a. (6.3% actual and 5% inflation)

Expected yield rate over plan assets	35% of Average Salary Plan: 15.02% p.a.
Supplementary Average Salary Plan: 14.95% p.a.
Combined Supplementary Benefit Plan: 17.5% p.a.

Estimated salary increase index	INPC + 1% (6.05%)

Estimated benefits increase index	INPC + 0% (5.00%)

Estimated inflation rate in the long-term	INPC + 0% (5.00%)

Biometric table of overall mortality	AT83 separated by gender

Biometric table for disability	Mercer Disability with probabilities multiplied by 2

Biometric table for disability mortality	Winklevoss

Expected turnover rate	Fixed 2% p.a.

Probability of starting retirement	35% Average Salary Plan and Supplementary
Average Salary Plan: 100% in the first eligibility to a
full benefit by the Plan;
Combined Supplementary Benefit Plan: 55 years of
age, 10 years of service and 5 years of Plan.

CSN does not have other post-employment benefit plans.

25. INSURANCE

In view of the nature of its operations, CSN renewed effective up to November 21, 2007 the operational risk insurance policy - "All Risks" type for Presidente Vargas Steelworks, Casa de Pedra Mining, Arcos Mining, Paraná Branch, Coal Terminal-Tecar, GalvaSud (property damages and loss of profits), Containers Terminal-Tecon and ERSA Estanho de Rondônia (loss of profit) in the total risk amount of US$8.1 billion (property damage and loss of profit), equivalent to R$17.6 billion and maximum amount of indemnification, in the event of loss of U$750 million (property damages and loss of profit), corresponding to R$1.6 billion.

26. MANAGEMENT COMPENSATION

The Management’s fees were set out at the Annual General Meeting of April 28, 2006, in the annual global amount of R$33,000 (R$30,000 in 2005). The amount of R$15,585 (R$14,209 in 2005) was charged to general and administrative expenses during the year ended on December 31,2006.

27. SUBSEQUENT EVENT

• Stocks buyback

On January 29, 2007, the Board of Directors approved the stock buyback program for the acquisition of up to 923,628 shares issued by the Company to be held in treasury and further disposal or cancellation, pursuant to the provisions in article 3 of CVM Instruction 10/80, by means of negotiations at São Paulo Stock Exchange– BOVESPA. This program is valid up to January 25, 2008.

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEETS – ASSETS	3
02	02	BALANCE SHEETS - LIABILITIES	5
03	01	STATEMENTS OF INCOME	7
04	01	STATEMENTS OF CHANGES IN FINANCIAL POSITION	8
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2006 TO 12/31/2006	9
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2005 TO 12/31/2005	10
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2004 TO 12/31/2004	11
06	01	CONSOLIDATED BALANCE SHEETS – ASSETS	12
06	02	CONSOLIDATED BALANCE SHEETS – LIABILITIES	14
07	01	CONSOLIDATED STATEMENTS OF INCOME	16
08	01	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION	17
09	01	REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	18
10	01	MANAGEMENT REPORT	20
11	01	NOTES TO THE FINANCIAL STATEMENTS	44

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.